Next-generation digitally-led customer experiences

2021 Information Circular

TELUS® International

Who we areTELUS International (Cda) Inc. (the Company or TELUS International) is a leading digital customer experience innovator that designs, builds and delivers next-generation solutionsfor global and disruptive brands. Our services support the full lifecycle of our clients’ digital transformation journeys and enable them to more quickly embrace next-generation digital technologies to deliver better business outcomes. We work with our clients to shape their digital vision and strategies, design scalable processes and identify opportunities for innovation and growth. We harness expertise in advancedtechnologies and processes, as well as a deep understanding of the challenges faced by all of our clients, including some of the largest global brands, when engaging with their customers. Over the last 15 years, we have built comprehensive, end-to- end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement transformations.All financial information is reported in U.S. dollars unless otherwise specified. Copyright © 2021 TELUS International (Cda) Inc. All rights reserved. Certain products and services named in this information circular are trademarks. The symbols TM and ® indicate those owned by TELUS Corporation (TELUS), used under license. All other trademarks are the property of their respective owners.

Welcome to our shareholder meetingThe TELUS International annual general meeting of shareholders will be held on May 27, 2021.On behalf of TELUS International’s Board of Directors, Executive Leadership Team and our 50,000 team members around the world, it is my distinct pleasure to thank our shareholders for choosing to invest in our company following our initial public offering (IPO). Dual-listed on both the New York and Toronto Stock Exchanges as of February 3, 2021, TELUS International realized the largest tech IPO in TSX history and attracted strong interest from shareholders on both sides of the border.TELUS International has grown successfully and substantially through an intense focus on customer service excellence and a values-driven culture, under the ownership of TELUS, a leading Canadian communications and information technology company. TELUS has been a foundational part of our journey to date and will remain an important part of our success going forward, as a controllingshareholder, currently with 67.0 percent of the voting power and 55.2 percent of the economic interest.Baring Private Equity Asia (Baring), our longstanding partner since 2016, also continues to be a meaningful shareholder of ours currently with approximately 30.7 percent of the voting power and 25.3 percent of the economic interest.The strength of our relationships with key stakeholders like TELUS and Baring has played an important role in our growth, as have thecontributions of our senior leadership team. With over 170 years of combined industry, public company and customer experience management experience, they have accrued a successful track record of directing and executing our company’s strategic vision. Today,TELUS International designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptivebrands. We look forward to building on the foundation of our success to date and on the strength of our growing relationships with our new public market shareholders, to continue to create value for the beneﬁt of all of our stakeholders.As a TELUS International shareholder, you have the right to vote your shares on all of the items thatcome before our annual general meeting. Your Board of Directors encourages you to exercise your right to vote and we facilitate different methods of voting to enable you to vote in a manner that is most convenient for you. We will leverage technology to enable all of our shareholders to attend our annual general meeting via a live webcast while staying safe and healthy at home. Registered shareholders and duly appointed proxy holders will have an equal opportunity to attend, participate and vote at this virtual meeting from anylocation. Non-registered shareholders who have not duly appointed themselves as proxy holders may also attend virtually as guests. Guests will be able to listen to the meeting but will not be able to vote or ask questions at the meeting.In the pages that follow, you will ﬁnd information on what you will need in order to attend, participate and voteat our virtual meeting as well as the items of business for consideration. You will also ﬁnd highlights about our commitments to strong corporate governance,including our diversity initiatives and succession planning processes, as well as our executive compensation philosophy and practices.Our people and a shared set of values are at the forefront of everything we do.On behalf of the Board of Directors, I would like to express my gratitude and appreciation to our leadership team and our TELUS International global family who are instrumental to the success our company delivers to the beneﬁt of all our stakeholders. I also want to take this opportunity to thank all our shareholders for your support and conﬁdence. With your meaningful public investment, our proven digital capabilities and our differentiated culture, TELUS International is well positioned to further amplify our growth strategy, elevate our brand on a global scale, and continue to give back in the communities where we operate around the world.Sincerely,Josh BlairChair of the Board

ABOUT THE MEETING AND OUR BOARD
Notice of annual general meeting of shareholders
As we continue to confront the challenges and uncertainties of the COVID-19 pandemic together with our customers, team members and communities, we will use the power of technology to enable our shareholders to attend our annual general meeting in a virtual-only format via a live webcast. Registered shareholders and duly appointed proxyholders will have an equal opportunity to attend, participate and vote at this virtual meeting from any location. Non-registered shareholders who have not duly appointed themselves as proxyholders and registered with our transfer agent, Computershare Investor Services Inc. (Computershare), may also attend virtually as guests. Guests will be able to attend virtually and listen to the meeting but will not be able to vote or ask questions during the meeting. A summary of the information shareholders will need to attend, participate and vote at our virtual meeting is provided on pages 6 to 13.
Business of the meeting
At the meeting, shareholders will be asked to:
1.
Receive the Company’s 2020 audited consolidated financial statements, together with the report of the auditors on those statements

2.
Elect directors of the Company for the ensuing year

3.
Appoint Deloitte LLP (Deloitte) as auditors for the ensuing year and authorize the directors to fix their remuneration and transact any other business that may properly come before the meeting and any postponement or adjournment thereof.
Right to vote
Holders of record of subordinate voting shares and/or multiple voting shares on March 31, 2021 (the Record Date), are entitled to notice of, and to vote at, our meeting or any adjournment thereof. Each multiple voting share carries the right to ten votes and each subordinate voting share carries the right to one vote. There were 51,932,241 subordinate voting shares and 213,579,876 multiple voting shares (together with the subordinate voting shares, the shares) outstanding on April 9, 2021. You can find more information about each item of business at the meeting, including who can vote and how to vote, beginning on page 6.
Approval of the circular
The Board of Directors has approved in substance the content of this information circular and has authorized us to send it to the Company’s shareholders as at the Record Date.
Vancouver, British Columbia
Dated April 9, 2021
By order of the Board of Directors
Michel E. Belec, Chief Legal Officer and Corporate Secretary

When Thursday, May 27, 2021 4:30 p.m. (ET) Where Virtual-only meeting via live audio webcast online at https://web.lumiagm.com/232754492
Materials
A notice and access notification to shareholders (Notice) is being mailed to non-registered shareholders on or about April 21, 2021. We are providing access to the information circular and annual report to non-registered shareholders via the internet using the “notice and access” systems. These materials are available on the website referenced in the Notice: envisionreports.com/telusinternational2021. Registered shareholders will receive a paper copy of our information circular and related proxy materials.

Information about voting
Who can vote
Holders of record of subordinate voting shares and/or multiple voting shares on March 31, 2021 (the Record Date), are entitled to notice of, and to vote at, our meeting or any adjournment thereof. There were 51,932,241 subordinate voting shares and 213,579,876 multiple voting shares (together with the subordinate voting shares, the shares) outstanding on April 9, 2021.
The subordinate voting shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws in that they do not carry equal voting rights with the multiple voting shares. Each multiple voting share carries the right to ten votes and each subordinate voting share carries the right to one vote. In aggregate, all the voting rights associated with the subordinate voting shares represented, as at April 9, 2021, approximately 2.3% of the voting rights attached to all of the Company’s issued and outstanding shares.
Under applicable securities laws in Canada, an offer to purchase multiple voting shares would not necessarily require that an offer be made to purchase subordinate voting shares. In accordance with the rules of the Toronto Stock Exchange (TSX) designed to ensure that, in the event of a take-over bid, the holders of subordinate voting shares will be entitled to participate on an equal footing with holders of multiple voting shares, the holders of multiple voting shares upon completion of our initial public offering entered into a customary coattail agreement with us and a trustee (the Coattail Agreement). The Coattail Agreement contains provisions customary for dual-class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of subordinate voting shares of rights under applicable securities laws in Canada to which they would have been entitled if the multiple voting shares had been subordinate voting shares.
To the knowledge of the directors and executive officers of TELUS International, as at April 9, 2021, the only persons or companies that beneficially owned, directly or indirectly, or exercised control or direction over, 10 per cent or more of the voting rights attached to any class of outstanding shares are the following:
Name	# of Multiple Voting Shares Owned	% of Outstanding Multiple Voting Shares	# of Subordinate Voting Shares Owned	% of Outstanding Subordinate Voting Shares	Percentage of Outstanding Shares	Percentage of Total Voting Power
TELUS(1)	146,504,019	68.59%	—	—	55.18%	66.96%
Baring(2)	67,075,857	31.40%	—	—	25.26%	30.7%
Capital International Investors(3)	—	—	6,190,119	11.92%	2.33%	0.28%
Mackenzie Financial Corporation(3)	—	—	7,862,911	15.14%	2.96%	0.35%
TI Investment GmbH(4)	—	—	5,624,059	10.8%	2.12%	0.25%

(1)
Consists of shares held by TELUS Communications, Inc., 1276431 B.C. Ltd., 1276433 B.C. Ltd., 1276435 B.C. Ltd., 1276436 B.C. Ltd. and TELUS International Holding Inc., each a wholly owned subsidiary of TELUS.

(2)
Consists of shares held by Riel B.V., which is indirectly and wholly owned by The Baring Asia Private Equity Fund VI, L.P.1 (Fund VI1), The Baring Asia Private Equity Fund VI, L.P.2 (Fund VI2) and certain of its affiliates. The general partner of Fund VI1 and Fund VI2 is Baring Private Equity Asia GP VI, L.P. (Fund VI GP). The general partner of Fund VI GP is Baring Private Equity Asia GP VI Limited (Fund VI Limited). As the sole shareholder of Fund VI Limited, Jean Eric Salata may be deemed to have voting and dispositive power with respect to the shares beneficially owned by Fund VI and Fund VI2 and their affiliates but disclaims beneficial ownership of such shares. The address of Fund VI GP, Fund VI Limited, and Jean Eric Salata is c/o Maples Corporate Services Limited, 390 GT Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands.

(3)
The number of subordinate voting shares beneficially owned, controlled or directed by Capital International Investors and Mackenzie Financial Corporation, respectively is based on information made publicly available on SEDAR and with the SEC.

(4)
The subordinate voting shares held by TI Investment GmbH are beneficially owned, controlled or directed, by Mr. Christian Legat, the chief executive officer of CCC — powered by TELUS International.

Matters to be voted on and approval required
The following are items of business to be voted on at the meeting:
•
The election of directors

•
The appointment of auditors

All of these items require approval by a majority of votes cast by shareholders at the meeting.
Quorum
We are required to have shareholders (represented in person or by proxy) holding, in the aggregate at least 25 per cent of the issued and outstanding shares plus at least a majority of multiple voting shares entitled to be voted at the meeting.

Virtual meeting and technical requirements
As we continue to confront the challenges and uncertainties of the COVID-19 pandemic together with our customers, team members and communities, we will use the power of technology to enable our shareholders to attend our annual general meeting in a virtual-only format via a live webcast.
Registered shareholders and duly appointed proxyholders will have an equal opportunity to attend, participate and vote at this virtual meeting from any location. This includes the ability to ask questions and vote in real time, provided that you are connected to the internet. Non-registered shareholders who have not duly appointed themselves as proxyholders and registered with our transfer agent, Computershare, may also attend virtually as guests. Guests will be able to attend virtually and listen to the meeting but will not be able to vote or ask questions during the meeting. See further instructions on pages 8 to 12, depending on if you are a registered or a non-registered shareholder.
You may access the website via your smartphone, tablet or computer and you will need the latest version of Chrome, Safari, Edge or Firefox (note that the use of Internet Explorer is not recommended). Please ensure that you are connected to the internet at all times to be able to vote. If you are not connected, your vote may not be recorded. It is your responsibility to ensure you stay connected for the duration of the meeting. You should allow ample time to log into the meeting online and complete the related procedure. Please also see the Virtual AGM User Guide, which is included in the mailing envelope sent to shareholders and is available at https://web.lumiagm.com/232754492, on sedar.com and on sec.gov for additional instructions on participating in the virtual meeting.
Submitting questions
Questions for the meeting may be submitted either before the meeting through investorvote.com (refer to your control number as shown on your proxy form, as applicable) or during the meeting by shareholders participating via the live webcast by selecting the messaging icon. Only registered shareholders and duly appointed proxyholders may submit questions for the meeting, either before or during the meeting.
The chair of the meeting and other members of management present will answer questions specifically relating to matters to be voted on before a vote is held on each matter, if applicable. General questions will be addressed towards the end of the meeting during a question and answer period. So that as many questions as possible are answered, shareholders and proxyholders are asked to be brief and concise and to address only one topic per question. Questions from multiple shareholders on the same topic or that are otherwise related may be grouped, summarized and answered together.
All shareholder questions are welcome. However, we do not intend to address questions that:
•
Are irrelevant to the business of the meeting or to TELUS International’s operations

•
Are related to personal grievances

•
Are related to non-public information about TELUS International

•
Constitute derogatory references to individuals or that are otherwise offensive to third parties

•
Are repetitious or have already been asked by other shareholders

•
Are in furtherance of a shareholder’s personal or business interest, or

•
Are out of order or not otherwise appropriate as determined by the chair or secretary of the meeting in their reasonable judgment.

The chair of the meeting has broad authority to conduct the meeting in an orderly manner. To ensure the meeting is conducted in a manner that is fair to all shareholders, the chair of the meeting may exercise broad discretion with respect to, for example, the order in which questions are asked and the amount of time devoted to any one question.
Any questions pertinent to the meeting that cannot be answered during the meeting due to time constraints will be answered and posted online at https://web.lumiagm.com/232754492. Posted questions may be summarized or grouped together. The questions and answers will be available as soon as practical after the meeting and will remain available until one month after posting.
How to vote
How you can vote depends on whether you are a registered or non-registered (beneficial) shareholder. More details can be found in the following tables.

Registered shareholders
You are a registered shareholder if you have a share certificate or direct registration system (DRS) advice issued in your name.
If you want to vote by proxy before the meeting	You can vote in any of the following ways:

Internet
•
By visiting the following website: investorvote.com. Refer to your control number (shown on your proxy form) and follow the online voting instructions

Telephone
•
By calling the toll-free number, 1-866-732-VOTE (8683) if you are in Canada or the United States. If you are not in Canada or the United States, you should call the direct phone number shown on your proxy form. To vote by phone, simply refer to your control number (shown on your proxy form) and follow the instructions

•
Note that you cannot appoint anyone other than Josh Blair or Jeffrey Puritt as your proxy if you vote by phone

Mail
By completing your proxy form and returning it by mail or hand delivery, following the instructions on the form.

If you want to attend and vote at the virtual meeting
Please follow these steps:
1.
Log in online at https://web.lumiagm.com/232754492 at least 15 minutes before the meeting starts. Please check that your browser is compatible.

2.
Click “Shareholder”.

3.
Enter your control number (on your proxy form) as your username.

4.
Enter the password: tixt2021 (case sensitive)

5.
Follow the instructions to view the meeting and vote when prompted.

Once you log into the meeting using your control number and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the meeting. If you do not wish to revoke a previously submitted proxy, you may log in as a guest (see instructions on page 9), but you will be unable to vote or ask questions at the meeting.

If you want to appoint a third party as proxy to attend and vote at the virtual meeting	If you want to appoint someone else (other than the management appointees, Josh Blair or Jeffrey Puritt) as a proxy to attend, participate and vote at the meeting, you must submit your proxy form appointing the third party AND register the third-party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the meeting. The third party you appoint as a proxyholder does not need to be a shareholder.

Registered shareholders

Please follow these steps:
1.
Submit your proxy form — To appoint a third-party proxyholder, insert the person’s name into the appropriate space on the proxy form. Follow the instructions for submitting the proxy form (whether by internet, telephone or mail — see page 8). This step must be completed before registering such proxyholder as step 2.

2.
Register your proxyholder — To register a proxyholder, shareholders MUST visit computershare.com/TELUSInternational by 4:30 p.m. (ET) on May 25, 2021 and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the meeting.

If you want to attend the virtual meeting as a guest
Guests can log into the meeting as set out below. Guests can listen to the meeting but are not able to vote or ask questions at the meeting.
1.
Log in online at https://web.lumiagm.com/232754492. We recommend that you log in at least 15 minutes before the meeting starts.

2.
Click “Guest” and then complete the online form.

Deadline for returning your form	Your completed proxy form must be received by TELUS International, c/o Computershare (8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1), no later than 4:30 p.m. (ET) on May 25, 2021. If the meeting is adjourned or postponed, your completed proxy form must be received by 5:00 p.m. (ET) on the second-last business day before the reconvened meeting date (Proxy Deadline).
If you change your mind about your vote
For registered shareholders, if you have voted by submitting a proxy form, you may revoke your instructions by providing new voting instructions on a proxy form with a later date, or at a later time if you are voting by telephone or on the internet. Any new voting instructions, however, will only take effect if received by TELUS International, c/o Computershare (at the address above) by the Proxy Deadline.
If as a registered shareholder, you are using your control number to log into the meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the meeting. If you do not wish to revoke a previously submitted proxy, you may log in as a guest (see instructions above), but you will be unable to vote or ask questions at the meeting.
Other ways to revoke your proxy instructions include:
1.
Deliver a letter stating that you want to revoke your proxy to the registered office of the Company, to the attention of TELUS International’s Chief Legal and Governance Officer, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3, any time up to 4:30 p.m. (ET) on May 26, 2021 or, if the meeting is adjourned or postponed, by 5:00 p.m. (ET) on the business day before the date of the reconvened meeting.

2.
Any other way allowed by law.

Non-registered shareholders
If you want to vote by proxy before the meeting	You are a non-registered shareholder if your shares are registered in the name of an intermediary such as a bank, trust company, trustee, investment dealer, clearing agency or other institution (intermediary).

You can vote in any of the following ways:
Internet
•
By visiting the following website: proxyvote.com. Refer to your control number (shown on your form) and follow the online voting instructions

Telephone
•
By calling the toll-free number shown on your voting instruction form. To vote by phone, simply refer to your control number (shown on your form) and follow the instructions

•
Note that you cannot appoint anyone other than Josh Blair or Jeffrey Puritt as your proxy if you vote by phone

Mail
•
By completing your voting instruction form and returning it by mail or hand delivery, following the instructions on the form.

If you want to attend and vote at the virtual meeting	If you are a non-registered shareholder and you wish to vote at the meeting, you have to appoint yourself as a proxyholder first and then also register with Computershare. This is because the Company and Computershare do not have a record of the non-registered shareholders of the Company and as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as a proxyholder.

Please follow these steps:
1.
To appoint yourself as proxyholder, insert your name into the appropriate space on the voting instruction form. Do not fill out your voting instructions. Follow the instructions for submitting the voting instruction form (whether by internet or mail — see above) by the appropriate deadline, as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering such proxyholder as step 2.

2.
Register yourself as a proxyholder by visiting computershare.com/TELUSInternational by 4:30 p.m. (ET) on May 25, 2021. Computershare will ask you for your proxyholder contact information and will send you a username via email shortly after this deadline. Without a username, you will not be able to attend, participate or vote at the meeting.

3.
Log in online at https://web.lumiagm.com/232754492 at least 15 minutes before the meeting starts. Please check that your browser is compatible.

4.
Click “Shareholder”.

5.
Enter the username that was provided by Computershare.

6.
Enter the password: tixt2021 (case sensitive).

7.
Follow the instructions to view the meeting and vote when prompted.

Non-registered shareholders

If you are a non-registered shareholder located in the United States, and you wish to appoint yourself as a proxyholder, in addition to steps 2 to 7 above, you must first obtain a valid legal proxy from your intermediary. To do so, you should follow these steps:
1.
Follow the instructions from your intermediary included with the legal proxy form and voting information forms sent to you or contact your intermediary to request a legal proxy form if you have not received one.

2.
After you receive a valid legal proxy form from your intermediary, you must submit such legal proxy to Computershare. You can submit your proxy by email or by courier to: USLegalProxy@computershare.com (if by email), or Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (if by courier), and in both cases, it must be labelled as “Legal Proxy” and received no later than 4:30 p.m. (ET) on May 25, 2021.

3.
You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please note that you are required to register your appointment as a proxyholder at computershare.com/TELUSInternational as noted above.

If you want to appoint a third party as proxy to attend and vote at the virtual meeting	If you want to appoint someone else (other than the management appointees, Josh Blair or Jeffrey Puritt) as a proxy to attend, participate and vote at the meeting, you must submit your voting instruction form appointing the third party AND register the third-party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the meeting. The third party you appoint as a proxyholder does not need to be a shareholder.

Please follow these steps:
1.
Submit your voting instruction form — To appoint a third-party proxyholder, insert the person’s name into the appropriate space on the voting instruction form. Follow the instructions for submitting the voting instruction form (whether by internet or mail — see page 10) by the appropriate deadline, as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering such proxyholder as step 2.

2.
Register your proxyholder — To register a proxyholder, shareholders MUST visit computershare.com/TELUSInternational by 4:30 p.m. (ET) on May 25, 2021 and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the meeting.

If you are a non-registered shareholder located in the United States, and you wish to appoint a third party as your proxyholder, you must also obtain a valid legal proxy from your intermediary. To do so, you should follow these steps:

1.
Follow the instructions from your intermediary included with the legal proxy form and voting information forms sent to you or contact your intermediary to request a legal proxy form if you have not received one.

2.
After you receive a valid legal proxy form from your intermediary, you must submit such legal proxy to Computershare. You can submit your proxy by email or by courier to: USLegalProxy@computershare.com (if by email), or Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (if by courier), and in both cases, it must be labelled as “Legal Proxy” and received no later than 4:30 p.m. (ET) on May 25, 2021.

Non-registered shareholders

3.
You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please note that you are required to register the third party’s appointment as proxyholder at computershare.com/TELUSInternational as noted above.

If you want to attend the virtual meeting as a guest
Guests, including non-registered beneficial shareholders who have not duly appointed themselves as proxyholders, can log into the meeting as set out below. Guests can listen to the meeting but are not able to vote or ask questions at the meeting.
•
Log in online at https://web.lumiagm.com/232754492. We recommend that you log in at least 15 minutes before the meeting starts.

•
Click “Guest” and then complete the online form.

Deadline for returning your form
Please check your voting instruction form for the specific deadline.
Your intermediary will need your voting instructions sufficiently in advance of the Proxy Deadline to enable your intermediary to act on your instructions prior to the deadline. Typically, the deadline for non-registered shareholders is a day before the Proxy Deadline.

If you change your mind about your vote	For non-registered shareholders, if you have provided your voting instructions and change your mind about your vote, you can revoke your proxy or voting instructions by contacting your intermediary. If your intermediary provides the option of voting over the internet, you can change your instructions by updating your voting instructions on the website provided by your intermediary, so long as you submit your new instructions before the intermediary’s deadline.
How your proxyholder will vote
By completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares on each item of business that you are entitled to vote on, according to your instructions. If you have appointed Josh Blair or Jeffrey Puritt as your proxy and you do not provide them with instructions, they will vote your shares in favour of:
•
Electing as a director each person nominated by the Company

•
Appointing Deloitte as auditors and authorizing the directors to fix their remuneration

Your voting instructions provided by proxy give discretionary authority to the person you appoint as proxyholder to vote as he or she sees fit on any amendment or variation to any of the matters identified in the notice of meeting on page 3 and any other matters that may properly be brought before the meeting, to the extent permitted by law, whether or not the amendment or other matter that comes before the meeting is routine and whether or not the amendment or other matter that comes before the meeting is contested. As of April 9, 2021, no director or executive officer of the Company is aware of any variation, amendment or other matter to be presented for a vote at the meeting.
Confidentiality
All proxies are received, counted and tabulated by our transfer agent, Computershare, in a way that preserves the confidentiality of individual shareholders’ votes, except:
•
As necessary to meet applicable law

•
In the event of a proxy contest

•
In the event a shareholder has made a written comment on the proxy.

Solicitation by management
Your proxy is being solicited by TELUS International management and the Company will pay for the cost of solicitation. TELUS International management will solicit proxies either by mail to your latest address shown on the register of shareholders or by electronic mail to the email address you provided. Additionally, TELUS International employees and/or agents may solicit proxies by telephone or other ways at a nominal cost to the Company.
Notice and access
Canadian securities rules (Notice and Access) permit us to provide our non-registered shareholders with electronic access to the information circular and the annual report for the meeting instead of sending a paper copy. This means that the information circular and annual report are posted online for non-registered shareholders to access, rather than being mailed. Notice and Access is more environmentally friendly, as it helps reduce paper and energy use and also reduces printing and mailing costs.
Non-registered shareholders will still receive forms of proxy or a voting instruction forms in the mail so that they can vote their shares. However, unless a non-registered shareholder previously requested a paper copy, rather than receiving a paper copy of the circular, they will receive a notice that has instructions on how to access and review an electronic copy of our information circular and annual report and how to request a paper copy. The notice also provides instructions on voting shares using the various different voting methods provided (internet, telephone, mail).
If non-registered shareholders would like to receive a paper copy of our information circular and annual report, please follow the instructions in the notice. Registered shareholders will continue to receive a paper copy of our information circular and form of proxy.
Delivery of proxy materials
Proxy materials are sent to registered shareholders through our transfer agent, Computershare. We do not send proxy-related material directly to non-registered shareholders. We use the services of Broadridge Investor Communication Solutions, Canada, which acts on behalf of the intermediaries, to send proxy materials to non-registered shareholders. We intend to pay intermediaries to send proxy-related materials and voting instruction forms to objecting non-registered shareholders.
Voting results
The voting results for each item of business at the meeting will be posted on www.telusinternational.com/investors and available via sedar.com and sec.gov after the meeting.
For more information
Contact Computershare if you have additional questions regarding the meeting:
•
phone:
1-800-564-6253 (toll-free within North America)
+1 (514) 982-7555 (outside North America)

•
email:
service@computershare.com

•
online:
www.computershare.com/service

•
mail:
Computershare Trust Company of Canada
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

Additional information
Interest of certain persons in material transactions and related party transactions
Other than as described below or elsewhere in this information circular, none of the insiders of the Company, no nominee for election as a director of the Company and no associate or affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.
Shareholders’ agreement
On February 5, 2021, we announced the closing of the Company’s initial public offering. Our subordinate voting shares began trading on the New York Stock Exchange (NYSE) and the TSX on February 3, 2021, under the symbol “TIXT”.
We entered into a shareholders’ agreement with TELUS and Baring upon consummation of our initial public offering that governs the relationship between us, TELUS and Baring. We also entered into a registration rights agreement with TELUS and Baring immediately prior to the completion of our initial public offering, pursuant to which we agreed to provide TELUS or Baring with certain demand and piggyback registration rights that require us to use commercially reasonable efforts to effect the registration under applicable federal, state and provincial securities laws, in either Canada or the United States of any of our subordinate voting shares held by TELUS or Baring following the completion of our initial public offering.
A summary of the terms of the shareholders’ agreement and registration rights agreement is described under “Corporate Governance” and under the heading “Related Party Transactions — Our Relationship with TELUS and Baring” in our annual report on Form 20-F which is available through sedar.com and sec.gov and which disclosure is specifically incorporated by reference and forms an integral part of this circular.
The Audit Committee of the Board of Directors (Board) is mandated with reviewing any related party transactions that arise involving a director or senior officer of TELUS International, and to approve any procedures that should be adopted in connection therewith.
Agreements with TELUS
In connection with the initial public offering, we and TELUS also entered into certain intercompany agreements provide a framework for our relationship after the initial public offering. In addition, TELUS is a lender under the Company’s senior secured credit agreement. A summary of the terms of each intercompany agreement is described under the heading “Related Party Transactions — Our Relationship with TELUS” in our annual report on Form 20-F which is available through sedar.com and sec.gov and which disclosure is specifically incorporated by reference and forms an integral part of this circular.
Additional matters and information
Additional financial information is contained in TELUS International’s annual report on Form 20-F and the audited consolidated financial statements of the Company for the year ended December 31, 2020, and management’s discussion and analysis thereof. These documents are available upon request to TELUS International Law & Governance, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3. TELUS International’s public documents are available through sedar.com and sec.gov. Unless otherwise indicated, the information provided in this circular is as at April 9, 2021.
Indebtedness of directors and officers
No director or officer of the Company or proposed nominee for election as a director of the Company, or any associate thereof, is or has at any time since the beginning of the preceding three financial years been indebted to the Company or its subsidiaries.

Business of the meeting
Audited consolidated financial statements
The audited consolidated financial statements for the year ended December 31, 2020 and the accompanying management’s discussion and analysis, are contained in the TELUS International 2020 annual report on Form 20-F, which is available through sedar.com and sec.gov. You may also obtain a copy upon request to TELUS International’s Chief Legal and Governance Officer, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3.
Election of directors
General
The Board has fixed the number of directors at nine in accordance with the Articles of the Company (Articles). We believe the size of the Board is optimal to enable us to leverage the diversity of skills, experience and background necessary to effectively serve the Company and to form effective committees of the Board. At the meeting, we will ask you to vote for the election of the eight nominees proposed by the Company as directors. Mr. Jimmy Mahtani, who is currently a director, will not be standing for re-election as a director in 2021 and the Board size will be reduced to eight pending the recruitment of a ninth director. See pages 17 to 25 for biographical and other relevant information about all of the nominees. We expect to appoint a ninth director within the first year following the closing date of our initial public offering.
Each shareholder will be entitled to vote for, or withhold their votes from, the election of each director. Josh Blair and Jeffrey Puritt have been named in the proxy as proxyholders (management proxyholders), and they intend to vote FOR the election of all eight nominees whose names and profiles are set forth on pages 18 to 25, except in relation to shares held by a shareholder who instructs otherwise.
Our majority voting policy applies to director elections. Under this policy, if a nominee for election as a director of our company does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders, then the nominee shall promptly tender his or her resignation to the chair of our board of directors following the meeting of shareholders at which the director was elected. The Governance and Nominating Committee will consider such offer and make a recommendation to our Board whether or not to accept it. In its deliberations, the Governance and Nominating Committee will consider any stated reasons why shareholders “withheld” votes from the election of that director, the length of service and the qualifications of the director, the director’s contributions to our company, the effect such resignation may have on our ability to comply with any applicable governance rules and policies and the dynamics of the board, and any other factors that the Governance and Nominating Committee considers relevant. Our Board will act on the Governance and Nominating Committee’s recommendation within 90 days following the applicable meeting of shareholders and announce its decision in a press release, after considering the factors considered by the Governance and Nominating Committee and any other factors that the Board considers relevant. Our Board will accept a resignation except in situations where extenuating circumstances would warrant the director to continue to serve on the Board. Our majority voting policy will apply for uncontested director elections, being elections in which the number of nominees for election as director is the same as the number of directors to be elected. Our majority voting policy is included in our TELUS International Board Policy Manual (Board Policy Manual), which can be downloaded at www.telusinternational.com/investors/governance.
We believe that all eight nominees are able to serve as directors. Unless their office is vacated in accordance with applicable law or the Articles, each director elected at the meeting will hold office from the date of their election until the next annual meeting or until his or her successor is elected or appointed.
Advance notice
Our Articles contain an advance notice requirement for director nominations. These requirements are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of board nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to Michel E. Belec, Chief Legal Officer and Corporate Secretary, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3, and include the information set forth in our Articles. The notice must be made not less than 30 days prior to the date of the meeting, namely by April 27, 2021. See our Articles, available through sedar.com and sec.gov and on www.telusinternational.com/investors/governance.
The Board recommends you vote FOR the election of each nominated director.
Appointment of auditors
Deloitte LLP (Deloitte) have been our external auditors since 2016. Upon the recommendation of the Audit Committee and the Board, shareholders will be asked at the meeting to approve the appointment of Deloitte as auditors and authorize the directors to fix the auditors’ remuneration for the ensuing year.

The management proxyholders intend to vote FOR the appointment of Deloitte as auditors of the Company, except in relation to shares held by a shareholder who instructs otherwise.
Summary of billings and services by the external auditors for 2020 and 2019
Fees billed for services provided by Deloitte for 2020 and 2019 are as follows:
Type of work	($)	2020%	($)	2019%
Audit fees(1)	$1,980,000	52.6	$1,067,978	73.5
Audit-related fees(2)	1,502,303	40.0	326,922	22.5
Tax fees(3)	281,155	7.5	58,703	4.0
All other fees(4)	—	—	—	—
Total	$3,763,458	100.0	$1,453,603	100.0

(1)
Includes fees for audit services billed in relation with our annual, interim and statutory financial statements and related regulatory filings.

(2)
Includes fees for assurance services related to our initial public offering and attest services for information systems.

(3)
Includes fees related to tax compliance, tax advice and tax planning.

(4)
Includes fees for services rendered by Deloitte not included above.

The Board recommends you vote FOR appointing Deloitte as our auditors until the next annual meeting.
Note on Say on Pay
As the Company has only recently completed its initial public offering, a formal say on pay advisory vote is not being conducted at this meeting.

About our nominated directors
Independence
We have elected to be treated as a “controlled company” under the listing requirements of the NYSE because more than 50% of the combined voting power of our multiple voting shares and subordinate voting shares is held by TELUS. We intend to rely upon the “controlled company” exemption relating to the board of directors and committee independence requirements under the NYSE listing requirements until we are no longer eligible or until we determine otherwise. Pursuant to this exemption, we are exempt from, among other things, the listing requirements that would otherwise require that our Board consist of a majority of independent directors and that our Human Resources and Governance and Nominating Committee be composed entirely of independent directors. The “controlled company” exemption does not modify the independence requirements for the Audit Committee, and we comply with the requirements of the Exchange Act, the NYSE listing requirements and applicable Canadian securities laws, which require that our Audit Committee have at least one independent director on the effective date of the registration statement relating to an initial public offering, a majority of independent directors within 90 days following the effective date of the registration statement relating to the initial public offering, and exclusively independent directors within one year following the effective date of the registration statement relating to the initial public offering.
At the meeting, there are eight directors proposed for election to the Board. In accordance with our independence criteria (as detailed on page 32), Two of the eight directors proposed for election to the Board are independent. Jeffrey Puritt is not considered an independent director as he is our Chief Executive Officer. Josh Blair, the chair of the Board, is not considered an independent director as he was an employee of TELUS until December 31, 2020. In addition, Doug French, Tony Geheran and Stephen Lewis are not considered independent directors as they are affiliated with TELUS, while Kenneth Cheong is not considered an independent director as he is affiliated with Baring. Olin Anton and Sue Paish are each an “independent director” as defined in the NYSE listing requirements and NI 58-101.
Diversity of background
We are committed to fostering an environment that is diverse and inclusive and facilitates a broad range of perspectives. We recognize the importance and benefit of having a board of directors and senior management comprised of highly qualified individuals who reflect the communities where we live and work and the clients that we serve in promoting better corporate governance.
We have adopted a formal board diversity policy providing that the Governance and Nominating Committee will consider diversity criteria, such as gender, age, ethnicity/aboriginal status and geographic background in recommending director nominees to the Board, which we will apply in connection with the director search efforts that we will conduct as part of the contemplated increases to the size of our Board. The Governance and Nominating Committee may engage qualified independent external advisors to conduct a search for candidates that help achieve diversity objectives. Two of our eight directors, proposed for election to the Board, representing 25% of our Board, have self-identified as diverse, and one woman is proposed for election to the Board, representing 12% of our Board following the meeting. In addition, three women serve in executive officer positions, representing 43% of our executive officer team. We do not expect to adopt formal targets regarding the number of women on our Board or in executive officer positions. We believe the promotion of diversity is best served through careful consideration of all of the knowledge, experience, skills and backgrounds of each individual candidate for director in light of the needs of the board without focusing on a single diversity characteristic. When assessing the composition of our Board, a principal focus will be on ensuring the Board has the diverse experiences, skills and backgrounds needed to oversee our Company and the Company will take a balanced approach when considering the extent to which personal characteristics are taken into account.
Director profiles
The following section provides detailed information on each person nominated for election as director. The directors are elected by the shareholders at each annual general meeting of shareholders, and all directors hold office for a term expiring at the close of the next annual shareholders meeting or until their respective successors are elected or appointed.
Pursuant to our Board Policy Manual, each independent director will be required to attain a level of share ownership of at least five times their annual cash retainer for board membership within five years of their initial election to the Board. Shares and deferred share units will count toward the ownership guidelines. However, information on share ownership has been provided on all nominees for director, including the extent to which a non-independent director would be in compliance if the ownership requirements applied.
We determined the total market value of securities held as at the date of this circular by multiplying the number of subordinate voting shares or deferred share units held by a director by C$35.75, which was the closing share price on the TSX on April 9, 2021.

Olin Anton
British Columbia, Canada
Age: 67
Director since: 2021
Independent
TELUS International Committees:
Audit Committee (chair)
Human Resources Committee
Areas of expertise:
•
Senior executive/strategic leadership

•
Finance and accounting

•
Risk management

•
Technology and/or industry experience

Olin Anton joined the Board on January 19, 2021. Mr. Anton was previously a partner at Deloitte LLP from 2002 to 2016, where he served as head of the British Columbia audit practice starting in 2013, managing partner of the Vancouver office from 2012 to 2013 and head of the Vancouver audit function from 2004 to 2012. Mr. Anton retired from Deloitte LLP in 2016. Mr. Anton began his career at Arthur Andersen LLP, where he joined in 1976, became a partner in 1988 and served as head of its audit practice until 2002 when he joined Deloitte LLP. Mr. Anton holds Bachelor of Science and Bachelor of Commerce degrees from the University of Saskatchewan. He is a Fellow Chartered Professional Accountant and a U.S. Certified Public Accountant.
Board and committee attendance record in 2020
	Attendance	Overall
Board	N/A (1)	N/A
Current public board directorships	Past public board directorships (2015 to 2020)
None	None
Securities held and total market value as at April 9, 2021(2)
Subordinate voting shares		4,167
Deferred share units		—
Total market value of securities	C$	148,970.25
Meets share ownership target	On track (37.24%)(3)

(1)
Mr. Anton was appointed to the Board on January 19, 2021. Mr. Anton was also appointed to the Human Resources Committee in connection with his Board appointment in 2021.

(2)
Mr. Anton holds restricted share units. Only subordinate voting shares and deferred share units count towards fulfilment of his share ownership guidelines.

(3)
Pursuant to the Board Policy Manual, each independent director will be required to attain a level of share ownership of at least five times their annual cash retainer for board membership within five years of their initial election to the Board.

Josh Blair (Chair)
British Columbia, Canada
Age: 47
Director since: 2016
Not independent
TELUS International Committees:
Human Resources Committee (chair)
Areas of expertise:
•
Senior executive/strategic leadership

•
Governance

•
Executive compensation/HR

•
Technology and/or industry knowledge

Josh Blair was elected to the Board on June 1, 2016 and serves as Chair of the Board. Mr. Blair is a Co-Founder and the CEO of Impro.AI, a high-tech company that is enabling the benefits of executive coaching to be brought to employees at all levels of organizations on an affordable, effective and global basis. He also serves as the Vice Chair and Audit Chair for Carebook Technologies Inc., a digital health company listed on the TSX Venture Exchange. Additionally, Mr. Blair is a Partner at Esplanade Ventures, a venture capital firm focused on the health technology market. From 1995 through 2019, Mr. Blair served in increasingly senior leadership roles at TELUS Corporation, including as Group President from 2014 to 2019 overseeing TELUS International, TELUS Health, TELUS Business, TELUS Agriculture and TELUS Ventures. Mr. Blair holds a Bachelor’s Degree in Electrical Engineering from the University of Victoria and also completed the Executive Program at the Smith School of Business at Queen’s University.
Board and committee attendance record in 2020
	Attendance	Overall
Board	7/7	100%
Current public board directorships	Past public board directorships (2015 to 2020)
Carebook Technologies Inc.	None
Securities held and total market value as at April 9, 2021(1)
Subordinate voting shares		50,000
Deferred share units		—
Total market value of securities	C$	1,787,500
Meets share ownership target	Yes (238.33%)

(1)
Mr. Blair holds restricted share units. Only subordinate voting shares and deferred share units count towards fulfilment of his share ownership guidelines.

Kenneth Cheong
Singapore
Age: 52
Director since: 2016
Not independent
TELUS International Committees:
Human Resources Committee
Areas of expertise:
•
Senior executive/strategic leadership

•
Technology and/or industry knowledge

•
Finance and accounting

Kenneth Cheong was elected to the Board on June 1, 2016. Mr. Cheong is currently a Managing Director of Baring, where he joined in 1998. Prior to his time at Baring, Mr. Cheong served as Manager at Barclays de Zoete Wedd, where he joined in 1995 and remained until 1998, and Assistant Treasurer at DBS Bank, where he joined in 1992 and remained until 1995. Mr. Cheong holds a Bachelor of Science degree from the London School of Economics and Political Science.
Board and committee attendance record in 2020
	Attendance	Overall
Board	7/7	100%
Human Resources Committee	1/1	100%
Current public board directorships	Past public board directorships (2015 to 2020)
Coforge Ltd.	PT Toba Bara Sejahta TBK
Securities held and total market value as at April 9, 2021
Subordinate voting shares	—
Deferred share units	—
Total market value of securities	$—
Meets share ownership target	N/A(1)

(1)
As an employee of Baring Private Equity Asia Pte Ltd (a Baring affiliate), Mr. Cheong is not permitted to directly own shares of portfolio companies in Baring sponsored funds.

Doug French
Ontario, Canada
Age: 55
Director since: 2020
Not independent
TELUS International Committees:
Audit Committee
Areas of expertise:
•
Senior executive/strategic leadership

•
Finance and accounting

•
Risk management

•
Governance

Doug French was elected to the Board on September 23, 2020. Mr. French has served as Executive Vice-President and Chief Financial Officer of TELUS since 2016. Since joining
TELUS in 1996, Mr. French has held progressively senior roles, including Senior Vice-President and Corporate Controller. Mr. French began his career as a Chartered Professional Accountant at Ernst and Young, where he worked for eight years before joining Clearnet, a predecessor company to TELUS. He holds a Bachelor of Arts (Honours), Commerce and Economics from the University of Toronto. Mr. French was appointed Fellow of the Chartered Professional Accountants of Ontario in 2017 and is a member of the International Accounting Standards Board’s Global Preparers Advisory Forum and the Prince’s Accounting for Sustainability Project.
Board and committee attendance record in 2020
	Attendance	Overall
Board	2/2(1)	100%
Current public board directorships	Past public board directorships (2015 to 2020)
None	None
Securities held and total market value as at April 9, 2021
Subordinate voting shares		7,000
Deferred share units		—
Total market value of securities	C$	250,250
Meets share ownership target	N/A(2)

(1)
Mr. French was elected to the Board on September 23, 2020.

(2)
Pursuant to the Board Policy Manual, each independent director will be required to attain a level of share ownership of at least five times their annual cash retainer for board membership within five years of their initial election to the Board.

Tony Geheran
British Columbia, Canada
Age: 58
Director since: 2020
Not independent
TELUS International Committees:
Governance and Nominating Committee (chair)
Areas of expertise:
•
Senior executive/strategic leadership

•
Technology and/or industry knowledge

•
Customer experience

Tony Geheran was elected to the Board on May 13, 2020. He currently serves as Executive Vice President and Chief Customer Officer of TELUS, a position he has held since 2018. He formerly served as Executive Vice President and
President of Broadband Networks at TELUS from 2015 to 2018. He previously served in increasingly senior leadership roles at TELUS beginning in 2001, including as Senior Vice President from 2013 to 2015. He was formerly employed at Cable and Wireless Ireland and Cable and Wireless Communications. Mr. Geheran holds a Diploma in Professional Marketing from the Cranfield School of Management, a Certificate in Business Administration from The Open University and received his Professional Qualifications in Mechanical and Electrical Engineering while serving in the Royal Navy.
Board and committee attendance record in 2020
	Attendance	Overall
Board	5/5(1)	100%
Current public board directorships	Past public board directorships (2015 to 2020)
None	None
Securities held and total market value as at April 9, 2021
Subordinate voting shares		20,000
Deferred share units		—
Total market value of securities	C$	715,000
Meets share ownership target	N/A(2)

(1)
Mr. Geheran was elected to the Board on May 13, 2020.

(2)
Pursuant to the Board Policy Manual, each independent director will be required to attain a level of share ownership of at least five times their annual cash retainer for board membership within five years of their initial election to the Board.

Stephen Lewis
British Columbia, Canada
Age: 56
Director since:2016
Not independent
TELUS International Committees:
Governance and Nominating Committee
Areas of expertise:
•
Senior executive/strategic leadership

•
Technology and/or industry knowledge

•
Finance and accounting

Stephen Lewis was elected to the Board on June 1, 2016. He joined TELUS in 1997, serving in a variety of roles including VP of Corporate Strategy and Business
Development. Since July 2016 he has served as Senior Vice President and Treasurer of TELUS, responsible also for Corporate Development, Pension Investments and Investor Relations. Mr. Lewis formerly served as a consultant at Deloitte Touche Tohmatsu Limited from 1994 to 1997 and an account manager at the Royal Bank of Canada from 1988 to 1992. He holds a Business Degree from Ivey Business School and a Master of Business Administration from INSEAD. He is a Chartered Financial Analyst charter holder.
Board and committee attendance record in 2020
	Attendance	Overall
Board	7/7	100%
Current public board directorships	Past public board directorships (2015 to 2020)
None	None
Securities held and total market value as at April 9, 2021
Subordinate voting shares		4,000
Deferred share units		—
Total market value of securities	C$	143,000
Meets share ownership target	N/A(1)

(1)
Pursuant to the Board Policy Manual, each independent director will be required to attain a level of share ownership of at least five times their annual cash retainer for board membership within five years of their initial election to the Board.

Sue Paish
Vancouver
Age: 62
Independent
Areas of expertise:
•
Technology and/or industry knowledge

•
Governance and law

•
Health

•
Senior executive/strategic leadership

Sue Paish Ms. Paish is a Corporate Director and is currently Chief Executive Officer of Digital Technology Supercluster, a position she has held since 2018. She is the past Chair of the Board of Directors of the Business Council of British Columbia and serves on the boards of CORIX Group of Companies, Canexia Heath and Own the Podium. Ms. Paish
served as Corporate Director and then as President and CEO of LifeLabs Medical Laboratory Services from 2008 to 2017. Ms. Paish also served as Corporate Director and CEO of Pharmasave Drugs (National) Ltd. from 2004 until 2012. She has previously also served as a director of the Vancouver Board of Trade, the Michael Smith Foundation, the Insurance Corporation of BC and the Canada Customs and Revenue Agency Board. She holds a Bachelor of Commerce in Human Resources Management and a Bachelor of Laws from The University of British Columbia.
Board and committee attendance record in 2020
	Attendance	Overall
Board	N/A(1)	N/A
Current public board directorships	Past public board directorships (2015 to 2020)
None	None
Securities held and total market value as at April 9, 2021
Subordinate voting shares	—
Deferred share units	—
Total market value of securities	—
Meets share ownership target	N/A(1)

(1)
Ms. Paish is a new director nominee and therefore not yet subject to the share ownership guidelines.

Jeffrey Puritt
Nevada, United States
Age: 58
Director since:2016
Not independent
TELUS International Committees:
Not applicable
Areas of expertise:
•
Senior executive/strategic leadership

•
Technology and/or industry knowledge

•
Customer experience

•
Finance and accounting

Jeffrey Puritt has served as our President and Chief Executive Officer since 2016, when he also became a member of our Board and was appointed to serve as an Executive Vice-President of TELUS Communications Inc. (our parent company). Mr. Puritt joined TELUS in 2001, in progressively senior leadership positions across Finance and Administration, IP Applications Business Development, New Product and Service Development, Ventures and Mergers and Acquisitions. Mr. Puritt has led TELUS International since
2008. Mr. Puritt was named “Executive of the Year” at the International Business Awards (Stevie Awards) for 2016. Mr. Puritt was raised in Tanzania, where he spoke Swahili before learning English. His upbringing influenced his worldview and commitment to greater social justice, and he is proud to lead and participate in TELUS International’s global corporate social responsibility efforts. Mr. Puritt serves on the board of directors for AGS Health, a private, analytics driven, technology-enabled revenue cycle management company that provides medical billing, medical coding and business analytics services to healthcare providers in the United States. He also served as the honorary chair for a not-for-profit organization that has pioneered the integration of youth with disabilities into the mainstream of society, from 2011 to 2016. Mr. Puritt holds a Bachelor of Arts degree from York University and a Bachelor of Laws degree from Osgoode Hall Law School.
Board and committee attendance record in 2020
	Attendance	Overall
Board	7/7	100%
Current public board directorships	Past public board directorships (2015 to 2020)
None	None
Securities held and total market value as at April 9, 2021(1)
Subordinate voting shares		199,341
Deferred share units		—
Total market value of securities	C$	7,126,440.75
Meets share ownership target	N/A(2)

(1)
Mr. Puritt holds options and restricted share units that were granted to him in his capacity as an executive officer of the Company. Only subordinate voting shares and deferred share units count towards fulfilment of his share ownership guidelines.

(2)
Pursuant to the Board Policy Manual, each independent director will be required to attain a level of share ownership of at least five times their annual cash retainer for board membership within five years of their initial election to the Board.

Additional disclosure related to directors
Cease trade orders, bankruptcies, penalties or sanctions
TELUS International is not aware of any proposed director of TELUS International who had been, within the 10 years ended March 31, 2021: (a) a director, chief executive officer or chief financial officer of any company (including TELUS and its other subsidiaries) that was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (c) a director or executive officer of any company (including the TELUS companies) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
None of TELUS International’s directors or executive officers, and to the best of TELUS International’s knowledge, no shareholder holding a sufficient number of securities to affect materially the control of the company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.
None of TELUS International’s directors or executive officers, and to the best of TELUS International’s knowledge, no shareholder holding a sufficient number of securities to affect materially the control of the company, has, within the 10 years prior to March 31, 2021, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Director compensation
Our directors did not receive compensation for their services as directors in fiscal year 2020. Our directors who are employees of the Company, TELUS or Baring did not receive compensation for their services as directors during that period. With the timing of the regular annual grant occurring so close to the initial public offering, shortly following the acquisition of the data annotation business of Lionbridge Technologies, Inc., and prior to the approval of a new long-term incentive plan, for 2020, our Human Resources Committee, upon the recommendation of our Compensation Consultant, decided to postpone compensation paid to directors for the year ended December 31, 2020, until the completion of our initial public offering.
Preview of 2021 director compensation
Immediately prior to our initial public offering, we implemented a formal policy pursuant to which directors that are not employees of the Company, TELUS or Baring will be eligible to receive the following cash retainers and equity awards:
Role	Cash Retainer ($)	Equity Awards ($)
Annual Retainer for Board Membership
Annual service on the Board	63,200(1)	94,800(2)
Additional Annual Retainer for Committee Membership
Annual service as chair of the Board(3)	118,500(4)	158,000(5)
Annual service as chair of the Audit Committee	—	15,800(6)
Annual service as chair of the Human Resources Committee(7)	—	13,825(8)
Annual service as chair of the Governance and Nominating Committee(7)	—	11,850(9)

(1)
Value converted from CAD $80,000 to USD using an exchange rate on December 31, 2020, of $0.79.

(2)
Value converted from CAD $120,000 to USD using an exchange rate on December 31, 2020, of $0.79.

(3)
The chair of the Board does not receive any incremental compensation for serving as a committee chair.

(4)
Value converted from CAD $150,000 to USD using an exchange rate on December 31, 2020, of $0.79.

(5)
Value converted from CAD $200,000 to USD using an exchange rate on December 31, 2020, of $0.79.

(6)
Value converted from CAD $20,000 to USD using an exchange rate on December 31, 2020, of $0.79.

(7)
The amounts listed are incremental to cash retainer and equity for board service.

(8)
Value converted from CAD $17,500 to USD using an exchange rate on December 31, 2020, of $0.79.

(9)
Value converted from CAD $15,000 to USD using an exchange rate on December 31, 2020, of $0.79.

We will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings with the Board or any committee thereof. Total director compensation will be targeted at the 50th percentile of comparator group that we will select.
Director share ownership guidelines
Pursuant to our Board Policy Manual, each independent director will be required to attain a level of share ownership of at least five times their annual cash retainer for board membership within five years of their initial election to the Board. Shares and deferred share units will count toward the ownership guidelines. To ensure compliance with the guidelines, directors will be required to continue to hold 50% of the net after-tax value of the Company shares received from any equity award until the ownership criteria are met.

CORPORATE GOVERNANCE
Statement of TELUS International’s corporate governance practices
What we do
✓
Separate role of Board Chair and President and Chief Executive Officer (CEO) — We maintain separate Chair and CEO positions

✓
Majority voting for directors — Our Board adopted a majority voting policy

✓
Strong risk oversight — Our Board and committees oversee our risk management program and strategic, financial and operational risks

✓
Formal assessment process — Our directors formally evaluate the effectiveness of the Board and its committees, as well as the performance of all individual directors (including the Board Chair and committee chairs) on an annual basis.

✓
Limit on interlocking boards — We limit the number of other public company boards our directors can serve on together

✓
No overboarding of directors — Our policy states that no directors should sit on more than four other public company boards. A director who is a chief executive officer or a full-time senior executive at a public company should not serve on more than two public company boards in addition to the Board of TELUS International

✓
Director recruitment and board succession — We have adopted a 15-year term limit for non-management directors for Board succession planning and process

✓
Diverse board — Our Board represents a diverse mix of skills, background and experience.

✓
Independent advice — Each Board committee has full authority to retain independent external advisors to help it carry out its duties and responsibilities

✓
Code of ethics and conduct — Our directors, officers and employees must comply with our code of ethics and conduct and confirm their compliance every year

✓
Shareholder engagement — We have a formal shareholder engagement policy that describes how shareholders can provide direct feedback to the Board and we engage with shareholders throughout the year

✓
In-camera sessions — Independent directors will meet without management present at each Board and committee meeting

✓
Formal director orientation and ongoing education program — We have a comprehensive orientation process for new directors and an ongoing education program for the Board

What we do not do
☒
No slate voting — Our directors are individually elected

☒
No management directors on committees — Our management director does not sit on any of the Board committees

☒
No share option awards for directors — We do not grant share options to directors

☒
No monetization or hedging — No director, executive or employee can monetize or hedge our shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements

We are committed to effective and sound practices in corporate governance and we regularly assess emerging best practices and changing legal requirements. We are also committed to transparent disclosure of our corporate governance practices and to providing voluntary disclosure when we believe that disclosure is helpful to our stakeholders.
With respect to shareholders’ approval of security-based compensation arrangements, TELUS International follows the TSX rules, which require shareholders’ approval of security-based compensation arrangements and material amendments only if they involve newly issued securities. This is in contrast to the NYSE governance rules, which generally require shareholders’ approval of all equity-based compensation arrangements regardless of whether they involve newly issued securities or securities purchased in the open market.

Board of Directors
Oversight and mandate
The Board is responsible for the stewardship of the Company and for overseeing the management of the Company’s business and affairs in accordance with the Business Corporations Act (British Columbia) (BCBCA), our Articles and the shareholders’ agreement we entered into with TELUS and Baring upon consummation of our initial public offering.
This includes appointing our Chief Executive Officer and other members of the senior leadership team, considering and approving our objectives and goals and material changes thereto, approving our strategic plans and monitoring our strategic planning process, strategic plan execution and corporate performance against our objectives and goals, subject to the terms of the shareholders’ agreement. In addition, our Board receives and considers recommendations from our various committees with respect to matters such as the following:
•
the compensation of our directors;

•
criteria for Board and committee membership;

•
persons to be nominated for election as directors and to each of the Board’s committees; and

•
matters relating to our code of ethics and conduct and corporate governance guidelines.

The Board has adopted the Board Policy Manual to assist directors in fulfilling their obligations, both individually and collectively, and to set out the expectations for the Board, Board committees, individual directors, the Chair, the committee chairs and the CEO. The terms of reference for the Board are contained in the manual and attached as Appendix A to this information circular. The entire Board Policy Manual, including the terms of reference for the Board, is reviewed annually by the Governance and Nominating Committee and any amendments are approved by the Board. A copy of the Board Policy Manual is available at www.telusinternational.com/investors/governance.
The Board fulfills its duties and responsibilities both directly and by delegating some of these responsibilities to its committees. Following is a discussion of the key mandates for the Board, namely, strategic planning, risk oversight and succession planning.
To further delineate its responsibilities, the Board has adopted a framework for the delegation of authority between the Board and management. The Governance and Nominating Committee reviews this framework at least every two years and recommends to the Board for approval any material changes.
Composition
Our Board consists of a number of directors as determined from time to time by the directors. Under the terms of our shareholders’ agreement, our Board consisted of eight directors at the time of our initial public offering and will increase to 11 directors by the first anniversary of the initial public offering, unless otherwise agreed to by TELUS and Baring. Under the terms of reference for our Board, unless otherwise required by applicable laws, our Articles or the shareholders’ agreement, the Board will not exceed 11 directors. The terms of office of each of our directors expires on the date of the next annual meeting of our shareholders. Non-management directors are subject to term limits of 15 years.
The composition of our Board is subject to the rights of TELUS and Baring under the shareholders’ agreement providing for certain director nomination rights. Under the shareholders’ agreement, we agreed to nominate individuals designated by TELUS as directors representing half of our eight-director board at the time of the consummation of our initial public offering, and a majority of the board upon appointment of a ninth director and thereafter, for as long as TELUS continues to beneficially own at least 50% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares. Should TELUS cease to own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, we agree to nominate to our board such number of individuals designated by TELUS in proportion to its combined voting power for so long as TELUS continues to beneficially own at least 5% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares, subject to a minimum of at least one director.
The shareholders’ agreement also provides that we agree to nominate two individuals designated by Baring as directors at the time of consummation of our initial public offering, which will be reduced, 90 days thereafter, to one individual designated by Baring, for as long as Baring continues to beneficially own at least 5% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares.
Our Chief Executive Officer is also required to be nominated to the Board by the Company.
Subject to the arrangements described above, nominees for election as directors are recommended to our Board by our Governance and Nominating Committee in accordance with the provisions of applicable corporate law and the terms of reference of our Governance and Nominating Committee.

Our Articles provide that a director may be removed with or without cause by a resolution passed by a special majority comprised of 66 2/3% of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors are elected by the shareholders at each annual general meeting of shareholders, and all directors hold office for a term expiring at the close of the next annual shareholders meeting or until their respective successors are elected or appointed. Under the BCBCA and our Articles, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of current directors who were elected or appointed other than as additional directors pursuant to such provision.
Committees
To help the Board fulfill its duties and responsibilities, the Board delegates certain powers, duties and responsibilities to its committees to ensure a full review of certain matters. These include the Audit, Human Resources, and Governance and Nominating Committees.
Pursuant to the terms of our shareholders’ agreement, for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, TELUS will be entitled, but not obligated, to select the chairs of the Human Resources and Governance and Nominating Committees. Additionally, for so long as TELUS or Baring, as applicable, is entitled, but not obligated, to nominate at least one individual to our board, it will be entitled, but not obligated, to designate at least one nominee for appointment to each of our Human Resources Committee and Governance and Nominating Committee.
The shareholders’ agreement also provides that (i) so long as TELUS or Baring, as applicable, is entitled to nominate at least one individual to our Board, it will be entitled, but not obligated, to designate one nominee for appointment to our Audit Committee for 90 days following the completion of our initial public offering, and (ii) TELUS will continue to have such right thereafter, as long as it is entitled to nominate at least one individual to our board and as long as its nominee to the Audit Committee is independent. The above described committee appointment rights are in each case subject to compliance with the independence requirements of applicable securities laws and listing requirements of the NYSE and TSX.
The following table provides an overview of our current Board committees.
Committee	Number of meetings held in 2020	Members as of December 31, 2020	Independent
Audit	N/A	Olin Anton (chair)	Yes
		Kenneth Cheong	No
		Doug French	No
Human Resources	1	Josh Blair (chair)	No
		Olin Anton	Yes
		Kenneth Cheong	No
Governance and Nominating	N/A	Tony Geheran (chair)	No
		Stephen Lewis	No
		Jimmy Mahtani	No
As at April 9, 2021, our Audit Committee was comprised of Kenneth Cheong and Doug French, and chaired by Olin Anton, each of whom is “financially literate” within the meaning of NI 52-110 and the NYSE listing requirements. Our Board has determined that Olin Anton meets the independence requirements for directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Exchange Act and NI 52-110. Within one year following the effective date of the registration statement relating to our initial public offering, our Audit Committee will consist exclusively of independent directors within the meaning of NI 52-110 and the NYSE listing requirements. Our Board has determined that Olin Anton is an “audit committee financial expert” as defined by Rule 10A-3 under the Exchange Act.
As at April 9, 2021, our Governance and Nominating Committee was comprised of Stephen Lewis and Jimmy Mahtani and chaired by Tony Geheran. We rely upon the “controlled company” exemption relating to the board of directors and committee independence requirements under the NYSE listing requirements, pursuant to which we are exempt from, among other things, the requirements that would otherwise require our Governance and Nominating Committee be composed entirely of independent directors. However, there are no management directors that serve on the Governance and Nominating Committee and the directors which serve on the Governance and Nominating Committee are only non-independent as a result of their relationships to shareholders of the Company. The Governance and Nominating Committee may use the services of outside consultants in searching for or doing background checks on candidates.

Each committee has terms of reference that set out its mandate, duties and scope of authority, and each committee reports to the Board on its activities on a regular basis. The mandate and responsibilities of each committee are shown in the table below.
	Mandate	Responsibilities
Audit Committee	To support the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting.
To assist the Board in discharging its oversight of, among other things:
•
the integrity of our accounting and financial reporting;

•
the independence, qualifications, appointment, compensation and performance of our external auditors and the pre-approval of all audit, audit related and non audit services;

•
the adequacy of the resources and the independence, objectivity and performance of the internal auditors;

•
our disclosure controls and procedures and internal control over financial reporting, as well as our whistleblower and ethics processes;

•
review and approval or ratification of related party transactions, including transactions with TELUS;

•
our compliance with applicable legal and regulatory requirements and company policies;

•
our enterprise risk management processes, credit worthiness, treasury plans and financial policy; and

•
together with the Human Resources Committee, the Company’s code of ethics and conduct and recommending any necessary or appropriate changes thereto to the Board for consideration.

Human Resources Committee	To assist the Board in its oversight of executive compensation philosophy and guidelines, succession-planning and certain compensation and performance rating decisions.
•
Reviewing at least annually our executive compensation philosophy and guidelines;

•
In the absence of the Chief Executive Officer, evaluating at least once a year our Chief Executive Officer’s performance in light of the goals and objectives established by the Human Resources Committee and, based on such evaluation, approving the Chief Executive Officer’s annual compensation;

•
Reviewing and approving on an annual basis the evaluation process and compensation structure for members of our senior leadership team and, in consultation with our Chief Executive Officer, and in the absence of the senior leadership team, reviewing and approving the performance of the other members of our senior leadership team;

•
Reviewing and approving the design of the annual performance bonus plan, and any establishment of or material changes to incentive compensation plans, employee benefit plans for the senior leadership team and all equity based incentive plans of the Company or its subsidiaries;

•
Reviewing and approving on an annual basis the share ownership guidelines in effect from time to

	Mandate	Responsibilities

time for the Chief Executive Officer and the senior leadership team and the compliance with those guidelines;
•
Reviewing and approving on an annual basis the expenses of the Chief Executive Officer and assessing the company’s policies and procedures with respect to the expense accounts, perquisites and use of corporate assets by the senior leadership team;

•
Prepare and recommend to our Board for approval our public disclosures related to executive compensation; and

•
Reviewing at least once annually succession plans for the Chief Executive Officer and members of our senior leadership team.

•
Authority to retain and terminate a compensation consultant, legal counsel or other advisor as it determines appropriate to assist it in the full performance of its functions.

Governance and Nominating Committee	To assist the Board in fulfilling its oversight responsibilities to ensure TELUS International has effective corporate governance policies and procedures.
•
Identifying individuals qualified to become members of our Board;

•
Recommending that our Board select director nominees for the next annual meeting of shareholders and determining the composition of our Board and its committees;

•
Developing and overseeing a process to assess our Board, the chair of the Board, the committees of the Board, the chairs of the committees and individual directors;

•
Developing, recommending and overseeing the effectiveness of our corporate governance policies and procedures;

•
Reviewing director compensation; and

•
Overseeing our public disclosure related to the foregoing.

Each committee’s mandate, which includes brief position descriptions for the chair of each Board committee, is also part of the Board Policy Manual available at www.telusinternational.com/investors/governance.
Independence
We have elected to be treated as a “controlled company” under the listing requirements of the NYSE because more than 50% of the combined voting power of our multiple voting shares and subordinate voting shares is held by TELUS. We intend to rely upon the “controlled company” exemption relating to the board of directors and committee independence requirements under the NYSE listing requirements until we are no longer eligible or until we determine otherwise. Pursuant to this exemption, we are exempt from, among other things, the listing requirements that would otherwise require that our Board consist of a majority of independent directors and that our Human Resources and Governance and Nominating Committee be composed entirely of independent directors. The “controlled company” exemption does not modify the independence requirements for the Audit Committee, and we comply with the requirements of the Exchange Act, the NYSE listing requirements and applicable Canadian securities laws, which require that our Audit Committee have at least one independent director on the effective date of the registration statement relating to an initial public offering, a majority of independent directors within 90 days following the effective date of the registration statement relating to the initial public offering, and exclusively independent directors within one year following the effective date of the registration statement relating to the initial public offering.
For purposes of the NYSE listing requirements, an independent director means a person who, in the opinion of our Board, has no material relationship with the Company. Under National Instrument 58-101 — Disclosure of Corporate Governance Guidelines (NI 58-101), a director is considered to be independent if he or she is independent within the meaning of

Section 1.4 of National Instrument 52-110 — Audit Committees (NI 52-110). Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect material relationship with us which could, in the view of our Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.
Our Board has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our Board determined that Olin Anton and Sue Paish are each an “independent director” as defined in the NYSE listing requirements and NI 58-101. In making these determinations, our Board considered the current and prior relationships that each director has with our Company and all other facts and circumstances that our Board deemed relevant in determining their independence, including the beneficial ownership of our shares by each director and the transactions involving them described under “Additional Information — Interest of certain persons in material transactions and related party transactions”. The Board will assess on a regular basis, and at least annually, the independence of directors and, based on the recommendation of the Governance and Nominating Committee, will make a determination as to which members are independent.
Jeffrey Puritt is not considered an independent director as he is our Chief Executive Officer. Josh Blair, the chair of the Board, is not considered an independent director as he was an employee of TELUS until December 31, 2020. In addition, Doug French, Tony Geheran and Stephen Lewis are not considered independent directors as they are affiliated with TELUS, while Kenneth Cheong and Jimmy Mahtani are not considered independent directors as they are affiliated with Baring. Olin Anton and Sue Paish are each an “independent director” as defined in the NYSE listing requirements and NI 58-101.
Meetings of independent directors and conflicts of interest
We take steps to ensure that adequate structures and processes are in place to permit our Board to function independently of management, including for purposes of encouraging an objective process for nominating directors and determining executive compensation. The only management director on the Board is the CEO and the other non-independent directors are only non-independent as a result of their relationships to shareholders of the Company. The roles of the CEO and Board chair are separated. In addition, each Board committee has full authority to retain independent external advisors to help it carry out its duties and responsibilities.
The Board is seeking to recruit additional independent directors. After the Board is comprised of two independent directors, the Board will consider, on the occasion of each board meeting, whether a board meeting without the members of management and non independent directors would be appropriate and they will hold a meeting without the members of management and non independent directors where appropriate.
In addition, our Board ensures open and candid discussion among its directors by continuously monitoring situations where a conflict of interest or perceived conflict of interest with respect to a director may exist. Our Board may determine that it is appropriate to hold meetings excluding a director with a conflict of interest or perceived conflict of interest or such director may consider that it is appropriate to recuse themselves from considering and voting with respect to the matter under consideration.
Position descriptions — Chair and CEO
The Board has developed a description of the roles and responsibilities of the Chair and the CEO, to delineate clearly the Board’s expectations of the Chair and the CEO. That description is included in the Board Manual Policy available at www.telusinternational.com/investors/governance.
The Chair’s primary responsibility is to lead the Board in its oversight of the business and affairs of the Company and its oversight of management. The Chair’s duties include, among others, contributing to the strategy of the Company, facilitating the effective operation and management of the Board; establishing procedures to govern the effective and efficient conduct of the Board’s work; providing leadership to the Board to ensure it can function independently of management as and when required; presiding over Board meetings and, unless the Board determines otherwise, shareholder meetings and ensuring both are conducted in an efficient and effective manner; taking steps to foster the Board’s understanding of the boundaries between Board and management responsibilities; working with the Corporate Secretary to ensure that meeting dates are set, meeting agendas are prepared and materials are made available to the Board in sufficient time for Board meetings; acting as a resource and sounding board for the CEO; communicating to the CEO the concerns of the Board, shareholders (as appropriate) and other stakeholders; assisting the Governance and Nominating Committee with the recruitment of new directors in collaboration with the CEO, the review of the composition of the Board and its committees and the evaluation of the Board, its committees and its members; facilitating the Board’s interaction with key management as appropriate; supporting the Board and the Human Resources Committee in the evaluation of and succession plan for the CEO; and facilitating the Board’s efforts to promote engagement with, and feedback from, shareholders and stakeholders.
The CEO reports to the Board and bears the primary responsibility for managing the business and affairs of the Company. The CEO’s duties include developing and monitoring annual business and operational plans and budgets that support the

Company’s long-term business plans and strategies, and leading the execution thereof; keeping the Board current in a timely fashion on major developments and providing the Board with sufficient information to enable the Board to discuss potential issues, make decisions and fulfill its mandate, including the oversight of the Company’s risk profile; participating in TELUS’ global strategic planning; recommending to the Board for its review, input and approval, the strategic direction for the Company’s business and, when approved, pursuing the continued development and progression of the Company’s strategy and leading the execution thereof; fostering a caring culture that promotes ethical practices and encourages individual and collective integrity in line with the Company’s values and brand attributes; developing and implementing operational policies to guide the Company within the limits prescribed by applicable laws and regulations and the framework of the strategy approved by the Board; creating, maintaining and reviewing with the Human Resources Committee an annual plan for the appointment, performance management, leadership development and succession of the senior leadership team; facilitating interaction between the Board and other key members of management; supporting the Governance and Nominating Committee in respect of recruiting new directors to the Board; developing and leading the execution of strategies with respect to relations with shareholders, governments, communities and other stakeholders; participating in the Company’s charitable, educational and cultural activities; and being aware of potential conflict areas, real or perceived, and disclosing such conflicts together with his or her interests in the Company or related corporations, and any changes therein.
Expectations of our Board — Attendance, caps on outside service and interlocks
Our Board expects each director to devote the time, energy and effort necessary for them to be effective. They should develop and expand their knowledge and understanding of our products, services and industry, participate in educational and development programs, and become effective ambassadors of the Company.
In accordance with the Board Policy Manual, each director is expected to attend all Board and committee meetings. The Governance and Nominating Committee takes a director’s attendance into consideration during the nomination process if a director attends less than 75 per cent of Board and committee meetings held in a year (unless due to exceptional circumstances).
In 2020, there were seven meetings of our Board. There was 100% director attendance at each of these meetings. The Board has an in-camera session without management as a regular feature of each Board meeting. In 2020, there were no independent directors on the Board, and accordingly no meetings were held by independent directors in the absence of management and the non-independent directors.
Directors who are employed as chief executive officers or in other senior executive positions on a full-time basis with a public company should not serve on the boards of more than two public companies in addition to the Board. Directors who (i) have full-time employment with non-public companies, (ii) have full-time employment with public companies but not as chief executive officer or in a senior executive position, or (iii) do not have full-time employment, should not serve on the boards of more than four public companies in addition to the Board. The CEO of the Company should not serve on the boards of more than two other public companies and should not serve on the board of any other public company where the chief executive officer of that other company serves on the Board.
We limit the number of other public company boards our directors can serve on together. Currently, none of the Board members serve together on other public company boards.
Board succession planning
The Governance and Nominating Committee is responsible for Board and committee succession planning and for making annual recommendations to the Board regarding the size and composition of the Board and its committees. It also proposes new nominees for election as directors.
When recruiting new directors, the Governance and Nominating Committee, subject to the shareholders’ agreement, identifies candidates for consideration as potential directors and selects the names of the most suitable candidates. Such selection is made based on merit after considering the skill sets and required attributes as prioritized by the Governance and Nominating Committee (with input from the Chair and the CEO, as requested) from time to time as well as considering the board diversity policy. The Governance and Nominating Committee may use the services of outside consultants in searching for or doing background checks on candidates.
The Governance and Nominating Committee will maintain a list of potential directors who meet the established criteria and review such list as needed in order to track progress and identify suitable candidates. Board members, many of whom serve on other corporate boards, are encouraged to submit names.
As requested by the Governance and Nominating Committee, the Chair and the CEO, as well as any other directors the Committee deems appropriate, interviews the candidates. Following receipt of the reports of the Chair and the CEO as to such interviews, the Governance and Nominating Committee then makes such recommendations as it deems appropriate to the Board.

Board evaluation
To support the Board’s succession planning and Board renewal, the Governance and Nominating Committee, together with the Chair, will carry out an assessment of the Board and the directors as provided for in the Board Policy Manual. The objectives of the evaluation process are to assist the board to:
•
assess the overall performance of the Board, each committee and committee chair and of each director, including the Board chair;

•
evaluate the mechanisms in place for the Board and each committee to operate effectively and make decisions in the best interests of the Company;

•
enhance and maintain best corporate practices; and

•
meet regulatory requirements regarding corporate governance.

The Board expects to conduct the evaluation process this year through the use of written questionnaires approved by the Governance and Nominating Committee to be completed by directors and by certain members of senior management. Questionnaires provided to directors will ask directors to evaluate both themselves and their colleagues as directors. The Chair will discuss the evaluations with each director.
Term limits and mechanisms of board renewal
In accordance with the Board Manual, each non-management director appointed to the Board is required to tender his or her resignation after serving 15 years on the Board. The Governance and Nominating Committee will consider such resignation and has the discretion to recommend to the Board that the term of the resigning director be extended for such period as the Governance and Nominating Committee deems appropriate, if in our best interest to do so. Our Board has no other automatic mechanisms of board renewal. Our Governance and Nominating Committee is responsible for reviewing the composition of our Board to ensure that it is composed of members containing the appropriate skills and expertise to advise us. Our Governance and Nominating Committee is expected to conduct a process for the assessment of our Board, each committee and each director regarding his, her or its effectiveness and performance, and to report evaluation results to our Board.
Diversity and inclusion
We are committed to fostering an environment that is diverse and inclusive and facilitates a broad range of perspectives. We recognize the importance and benefit of having a board of directors and senior management comprised of highly qualified individuals who reflect the communities where we live and work and the clients that we serve in promoting better corporate governance.
We have adopted a formal board diversity policy providing that the Governance and Nominating Committee will consider diversity criteria, such as gender, age, ethnicity/aboriginal status and geographic background in recommending director nominees to the Board, which we will apply in connection with the director search efforts that we will conduct as part of the contemplated increases to the size of our Board. The Governance and Nominating Committee may engage qualified independent external advisors to conduct a search for candidates that help achieve diversity objectives. Two of the eight directors proposed for election to the Board, representing 25% of our Board, have self-identified as diverse, and one woman is proposed for election to the Board, representing 12% of our Board following the meeting. In addition, three women serve in executive officer positions, representing 43% of our executive officer team. We do not expect to adopt formal targets regarding the number of women on our Board or in executive officer positions. We believe the promotion of diversity is best served through careful consideration of all of the knowledge, experience, skills and backgrounds of each individual candidate for director in light of the needs of the board without focusing on a single diversity characteristic. When assessing the composition of our Board, a principal focus will be on ensuring the Board has the diverse experiences, skills and backgrounds needed to oversee our Company and the Company will take a balanced approach when considering the extent to which personal characteristics are taken into account.
Our Board Diversity Policy is included in our Board Policy Manual, which can be downloaded at www.telusinternational.com/investors/governance.
Orientation and continuing education
We have implemented an orientation program for new directors under which a new director receives a director’s orientation manual including our key corporate governance documents and other information, meets with the chair of the Board and attends orientation sessions with the Chief Executive Officer and other members of the management team, at which he or she receives information and learns about our business purpose, strategic direction, operations and other matters.
Our Governance and Nominating Committee is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of our business remains current.

Code of ethics and conduct
We have adopted a code of ethics and conduct applicable to all of our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer, which is a “code of ethics” as defined in section 406(c) of the Sarbanes-Oxley Act. The code of ethics and conduct sets out our fundamental values and standards of behaviour that are expected from our directors, officers and employees with respect to all aspects of our business.
If we make any amendment to the code of ethics and conduct or grant any waiver therefrom, whether explicit or implicit, to a director or executive officer, we will disclose the nature of such amendment or waiver on our website to the extent required by, and in accordance with, the rules and regulations of the SEC.
The full text of the code of ethics and conduct is posted on our website at www.telusinternational.com and sedar.com and sec.gov. The information on or accessible through our website is not part of and is not incorporated by reference into this information circular, and the inclusion of our website address in this information circular is only for reference.
Our Audit Committee is responsible for reviewing and evaluating the code of ethics and conduct periodically and will recommend any necessary or appropriate changes thereto to our Board for consideration. The Audit Committee will also assist our Board with the monitoring of compliance with the code of ethics and conduct.
Under the BCBCA and the Articles, any director or executive officer who holds any office or possesses any property, right or interest that could result in the creation of a duty or interest that materially conflicts with the individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict. A director who has a disclosable interest in a transaction or contract into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve that contract or transaction.
Shareholder engagement
Our Board believes that regular communication is an important part of creating an open and constructive dialogue with our shareholders. To facilitate such engagement, Board adopted a shareholder engagement policy that outlines how the Board may communicate with shareholders, how shareholders may communicate with the Board and which topics are appropriate for the Board to address. It also provides an overview of how management interacts with shareholders. Our shareholder engagement policy is included in our TELUS International Board Policy Manual, which can be downloaded at www.telusinternational.com/investors/governance.
We communicate with our shareholders and other stakeholders through various channels, including our annual and quarterly reports, quarterly earnings conference calls, information circular, annual information form, news releases, website and presentations at industry and investor conferences. As part of the roadshow for the Company’s initial public offering, the executive team engaged extensively with prospective investors. Some of our shareholder engagement practices are outlined in the following table:

Event	Who we engage with	Who engages	What we talk about
Annual general meeting (in person(1) and webcast)	Shareholders (retail and institutional)	• Chair of the Board and Board of Directors • CEO • Senior management as applicable	Business of the meeting (financial statements, director elections and other proposals for shareholder vote)
Quarterly earnings conference calls (with simultaneous webcast)	Financial analysts	• CEO • SVP and CFO • Senior management	Most recently released financial and operating results for the quarter. Our conference calls include a question and answer session with pre-qualified analysts. The conference calls are also available to shareholders on a listen-only basis via webcast. The webcast, slides (if used), transcripts (if available) and a webcast archive at www.telusinternational.
com/investors
News releases	Shareholders (retail and institutional), financial analysts and media	• Senior management	Quarterly results and any major corporate developments that occur throughout the year
Regular meetings, calls and discussions	Shareholders (retail and institutional), brokers, financial analysts and media	• SVP and CFO • Senior management • Investor Relations	Responding to any inquiries received through 604-695-3455 or ir@telusinternational.com, consistent with TELUS International’s disclosure obligations

(1)
Due to concerns for the safety of our shareholders, employees and directors due to the COVID-19 pandemic, the May 2021 meeting will be conducted virtually.

Shareholders and other stakeholders may communicate with the Board by email at corporate.secretary@telusinternational.com or by mail, marking the envelope as confidential, to TELUS International (Cda) Inc., Board of Directors, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3. The Board strives to respond to all appropriate correspondence in a timely manner.
Throughout the year, we also respond to any shareholder concerns and letters we receive.

EXECUTIVE COMPENSATION AT TELUS INTERNATIONAL
Overview
The following discussion of our executive compensation program includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation and the actual compensation earned by our named executive officers (NEOs) for their 2020 performance.
For 2020, our NEOs are:
•
Jeff Puritt, President and Chief Executive Officer (CEO);

•
Vanessa Kanu, Chief Financial Officer (CFO);

•
Charles (Chuck) Koskovich, Senior Vice President and

•
Marilyn Tyfting, Senior Vice President and Chief Corporate Officer (CCO); Chief Operating Officer (COO);

•
Michael Ringman, Chief Information Officer (CIO);

•
Richard (Rick) Rodick, Former Chief Financial Officer(1); and

•
George Puig, Former Senior Vice President and Chief Commercial Officer.(2)

(1)
Mr. Rodick’s employment as CFO terminated effective September 7, 2020, but he is treated as an NEO for purposes of this Annual Report as he served as our principal financial officer for a portion of the year. Effective on September 7, 2020, Vanessa Kanu became our CFO.

(2)
Mr. Puig’s employment as Senior Vice President and Chief Commercial Officer terminated effective May 21, 2020, but he is treated as an NEO for purposes of this Annual Report by virtue of his 2020 compensation.

Key compensation principles
We pay for performance. We establish a clear and direct link between compensation and the achievement of business objectives — in both the short term and long term — by providing an appropriate mix of fixed versus at risk compensation and immediate versus future income linked to the share price performance of both the Company and TELUS. We also drive continued levels of high performance by setting ambitious targets.
The Human Resources Committee of the Company’s Board takes an approach to compensation that is both market based and performance based. The primary focus of the Human Resources Committee is to maintain an executive compensation program that supports the achievement of three objectives:
•
To advance our business strategy

•
To enhance our growth and profitability

•
To attract and retain the key talent necessary to achieve our business objectives

1.
We pay for performance

An NEO’s compensation is based on his or her personal performance, together with corporate performance and position within a range determined with reference to market compensation data. Linking executive pay to actual performance ensures that executive compensation is aligned with the creation of shareholder value.
2.
We promote sound risk-taking

Our executive compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. Below are some of the governance practices, policies and inherent design elements of our executive compensation program that help manage and mitigate risk in executive compensation.

What We Do	What we do not do

✓
Compensation consultant — We use an external executive compensation consultant to assess our executive compensation program to ensure alignment with shareholder and corporate objectives, best practices and governance principles

✓
Pay for performance — Our performance metrics are well communicated and regularly monitored through the corporate scorecards and include short- and long-term performance measures to avoid the pursuit of a performance metric at the expense of the business more generally. Additionally, 70% of the TELUS International Performance Bonus plan payments are based on corporate performance

✓
Stringent share ownership requirements — In place for our executives with respect to Company shares granted under the Omnibus Long-Term Incentive Plan (MIP) (CEO — 3x base salary and NEOs — 1.5x base salary) and for our directors under our Board Policy Manual (5x the annual cash retainer portion of each director’s total annual compensation within five years of their initial election). We recently increased our share ownership requirements to 7x base salary for our CEO and 3x base salary for our NEOs.

✓
Balance between short-term and long-term incentives — Reasonable balance between compensation elements that focus on short-term financial performance and longer-term Company and TELUS share price appreciation

✓
Overlapping performance periods — Within our long-term incentive (LTI) program, the overlap in performance periods ensures that executives remain exposed to the risks of their decision-making and risk-taking through their unvested equity awards and the shares that they are required to own.

✓
Caps on payouts — Incentive awards are generally capped to avoid excessive payouts and are in line with market practices

☒
Maintain or reduce performance target levels for incentive plans. Instead, steadily increasing performance levels must be achieved to realize payouts year after year

☒
Guarantee a minimum level of vesting for our long-term incentives

☒
Allow any director, executive or employee to monetize or hedge our shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements

☒
Over-emphasize any single performance metric

☒
Guarantee annual base salary increases or bonus payments

☒
Offer excessive perquisites

3.
We balance the short-term and long-term

Our program features a well-balanced mix of fixed and variable pay elements, with the layering of payout timing, annual awards and overlapping vesting of equity incentives and various incentive vehicles.
LTIs (including TI share options (TI Options), TI phantom options (TI Phantom Options), TI phantom restricted share units (TI Phantom RSUs) and TELUS phantom restricted share units (TELUS Phantom RSUs)) are granted on an annual basis to NEOs under our MIP, resulting in a laddered vesting schedule, rather than one-time vesting on a specified date that generally results in larger, sporadic settlements, with the exception of certain accelerated vesting that occurred upon the effectiveness of our initial public offering. The awards of TI Phantom Options are 45% cash-settled and 55% equity-settled, and the TI Phantom RSUs and TELUS Phantom RSUs are 100% cash-settled. Additionally, TI Options were granted to the CEO on December 23, 2016.
In connection with our initial public offering, our Board adopted the 2021 Omnibus Long-Term Incentive Plan (2021 LTIP), under which it granted equity awards to our NEOs at the initial public offering and will make future annual grants.
For information about the 2021 LTIP and equity compensation programs that we implemented in connection with our initial public offering, please see “— 2021 Executive Compensation Changes in View of Initial Public Offering” and “— 2021 Omnibus Long-Term Incentive Plan”.

4.
We reward contribution

Our approach to executive compensation is both market-based and performance-based. Our compensation structure and philosophy generally track the compensation structure of TELUS. LTI grant levels have historically been performance-differentiated and are based on an executive’s in-year performance and future potential.
We consider this performance-based approach to granting LTIs to be a best practice, instead of granting LTIs based on market benchmarks only.
5.
We align compensation with corporate strategy

To align executive compensation with our corporate strategy, we make a direct link between an executive’s pay and his or her performance against the achievement of our corporate objectives.
The CEO and the other NEO’s annual performance bonuses are evaluated through a combination of corporate scorecards, which evaluate the performance of both the Company and TELUS and individual performance (plus business unit scorecard for NEOs). Performance bonus metrics are part of a multi-year business plan and are aligned with our longer-term goals.
6.
We align our pay practices across the organization

Our pay practices are aligned across the organization. We also use the following methodologies in considering equitable compensation:
•
bonus calculations include a mix of Company and individual performance metrics for executives, as well as all team members;

•
we ensure overall annual increases to base salary for the executives are relatively aligned with increases to base salary for positions below the executive level;

•
materially or significantly increased responsibility in any team member’s role and/or a subsequent promotion is accompanied by a change in pay, as appropriate; and

•
we use compensation data, along with other relevant factors, such as internal equity and strategic significance of the role, to develop a base salary range and a total compensation target for all positions across the organization.

Executive compensation changes in view of initial public offering
In preparing for our initial public offering, the Human Resources Committee has worked closely with the Compensation Consultant to design a compensation construct for our CEO and senior leadership team that was consistent with the compensation construct in place prior to our initial public offering, but that more closely ties with market practice and reflects a commitment to the long-term interests of our shareholders, provides flexibility to the changing needs and priorities of our business and stakeholders, prioritizes high levels of performance and is equitable.
As noted below under “— At-Risk Pay: Long-Term Incentives,” in 2016, the Human Resources Committee approved our MIP and reserved approximately 5% (MIP Pool) of the total outstanding equity of the Company for issuance from time to time in the form of cash and equity-settled LTI awards. Approximately 2% of the MIP Pool was granted in 2016, and the remaining approximately 3% of the MIP Pool was reserved for grant over a five-year period (0.6% per year). As of the beginning of 2020, 2.4% of the MIP Pool had been granted to and allocated among the executive team. The final 0.6% of this five-year MIP was scheduled to be granted in the ordinary course in December 2020.
Due to the timing of our initial public offering and its proximity to the final MIP grant under our MIP, upon the recommendation of our Compensation Consultant, our Human Resources Committee decided to grant the final tranche of the 2020 MIP in respect of 2020 performance on the effective date of our initial public offering. Our initial public offering grants were approved prior to the date of the initial public offering, and our Human Resources Committee has approved modifications to our equity compensation program, taking into account the following considerations:
•
accounting, tax and regulatory concerns that could result from granting equity-based awards in the month prior to our initial public offering, particularly with respect to the grant of options;

•
allowing for equity-settled awards, as opposed to cash-settled, to enhance alignment with shareholders and allow for more favourable accounting and tax treatment; and

•
aligning performance conditions to the current TI organization only (i.e., service, financial and operational performance).

The final MIP grant that was to be made in December 2020 (2020 LTI) was made pursuant to the terms of the 2021 LTIP and was granted effective as of the initial public offering and was intended to approximate the annual grant the executives otherwise would have received in December 2020 under the MIP. As such, the aggregate value of the 2020 LTI grants approximated the 0.6% of the remaining MIP Pool reserved for the final grant under the MIP. The 2020 LTI were allocated among the named executive officers in the same manner as annual grants were historically allocated under the MIP: 30% for

Mr. Puritt, 12% for Ms. Kanu, 12% for Mr. Koskovich, 12% for Ms. Tyfting and 8% for Mr. Ringman, and the remaining 26% allocated to select other members of management. The awards were granted as 50% share-settled TI share options (TI Options) and 50% share-settled TI restricted share units (TI RSUs) (40% TI Options and 60% TI RSUs for Mr. Puritt), with the portion of the MIP that had been historically granted as TELUS Phantom RSUs instead being granted in the form of equity-settled TI RSUs. The TI Options and TI RSUs will generally vest in four equal annual installments, in each case, subject to continued employment through each applicable vesting date, consistent with standard time-based vesting under our MIP and under the 2021 LTIP.
In addition, pursuant to Ms. Kanu’s employment agreement, she was entitled to receive an equity grant in 2020, with a grant date fair value of $750,000 for services. Due to the timing of our initial public offering, our Human Resources Committee, with Ms. Kanu’s consent, decided to delay the grant until the effective date of the initial public offering. Ms. Kanu received a grant of 30,000 TI RSUs under our 2021 LTIP on February 2, 2021 that will generally vest in four equal annual installments.
Board oversight and compensation governance
Our executive compensation governance protects the peer relationships among the members of our Board and TELUS, our controlling shareholder. In 2020, the board manual, which described the terms of reference for various Company governance functions, set forth our governance policies around executive compensation as follows:
Our Board had the following responsibilities:
•
appoint and replace the CEO (subject to the shareholders’ agreement among TELUS International, TELUS and Baring), which responsibility the Board has delegated to the TELUS CEO;

•
satisfy itself about the integrity of our CEO and the executive team; and

•
oversee succession planning for the CEO and all other members of the executive team, which responsibility the Board has delegated to the Human Resources Committee.

The TELUS CEO had the following responsibilities:
•
approve our equity compensation plan design in consultation with our CCO and the Human Resources Committee, and subject to the shareholder agreement between us, TELUS and Baring.

The Human Resources Committee had the following responsibilities:
•
review and approve the key terms and conditions of all agreements, including those dealing with retirement, termination of employment or other special circumstances, between the Company and any member of the executive team;

•
develop and approve the Company’s compensation philosophy and guidelines for the executive team, including the CEO;

•
review the Company’s compensation philosophy and guidelines;

•
upon the recommendation of the CEO, review and approve the design of the annual performance bonus plan;

•
consult with the chair of the Human Resources Committee and recommend to the TELUS CEO the proposed establishment of, and any material changes to, the Company’s equity compensation plan;

•
consider and recommend to the TELUS CEO the share ownership guidelines for the CEO and the executive team and review compliance with those guidelines;

•
review and recommend to the TELUS CEO the corporate scorecard, individual goals and objectives relevant to CEO compensation and the performance evaluation of the CEO;

•
review and recommend to the TELUS CEO the CEO’s compensation (provided that any grant of securities under the MIP will be approved by the TELUS CEO acting alone but in consultation with the Human Resources Committee); and

•
upon the recommendation of the CEO, review and approve the performance evaluations and the compensation of the executive team (provided that any grant of securities under the MIP will be approved by the chair of the Human Resources Committee acting alone but in consultation with the Human Resources Committee).

In 2020, Josh Blair, the chair of our Board and the chair of the Human Resources Committee was delegated the authority by our Board to approve the appointments, compensation and succession plans for members of the executive team, and the TELUS CEO was delegated the authority to approve the compensation of our CEO. The CCO and the human resources team implemented the processes required to administer the executive compensation program approved by the TELUS CEO, the Human Resources Committee and the chair of the Human Resources Committee.
Immediately prior to the initial public offering, we implemented a revised Board Policy Manual, under which the Human Resources Committee has the authority to develop the Company’s philosophy and guidelines on executive compensation, oversee succession-planning and review and approve certain compensation and performance-rating decisions. The Human

Resources Committee has substantially similar duties and responsibilities to those described above but will no longer make recommendations to the TELUS CEO.
Human Resources Committee Experience
Members of the Human Resources Committee have a range of complementary skills in areas such as human resources, corporate governance, risk assessment, public company leadership and board experience, which enable them to make effective decisions on our compensation practices. All of the Human Resources Committee have served in executive capacities or on compensation committees with other public issuers and, through those roles, have acquired direct experience relevant to their responsibilities for reviewing and considering executive compensation.
In 2020, the members of the Human Resources Committee were Josh Blair, Kenneth Cheong and Jimmy Mahtani. Further information about the Human Resources Committee members can be found in “About our nominated directors,” and information about the current composition and responsibilities of the Human Resources Committee can be found in “Corporate governance”.
Compensation consultant
In preparation for our initial public offering, the Human Resources Committee engaged Korn Ferry (the Compensation Consultant) as a compensation consultant and advisor to the Board and management. During 2020, the Compensation Consultant performed a variety of tasks for the Human Resources Committee, including but not limited to: reviewing the competitiveness of our executive and director compensation program and annual incentive and LTI program design in connection with the initial public offering. The total fees billed by the Compensation Consultant for director and executive compensation related services in 2020 were USD $178,500. The Compensation Consultant provided no other services to the Company.
Compensation elements for the CEO and the other NEOs in 2020
The key components of total direct compensation for the CEO and the other NEOs are fixed base salary, short term performance bonuses (paid in cash to reward annual performance, and in addition for Mr. Puig, to reward sales) and LTIs (historically paid as a management incentive bonus consisting of TI Phantom Options that settle in cash and equity, and TI Phantom RSUs and TELUS Phantom RSUs (both of which settle in cash) to promote retention and reward performance over the long term). Due to the timing of our initial public offering falling shortly after our ordinary annual grant cycle, our Human Resources Committee decided to delay the grant of annual LTI awards for 2020 until the completion of our initial public offering, which occurred on February 5, 2021, and change the composition of the LTI awards. Despite the delay, the 2020 LTI award approximated the annual grant each executive otherwise would have received in December 2020 under the MIP, after taking into account the timing of the initial public offering. For information about the 2020 LTI awards and the equity compensation programs that we implemented in connection with our initial public offering, please see “— Executive Compensation Changes in View of Initial Public Offering” and “— At-Risk Pay: Long-Term Incentives”.
Benefits and perquisites, including retirement benefits, are also considered as part of the Company’s total compensation for the CEO and the other NEOs.
Total compensation at a glance
This table describes the components of total compensation that our NEOs have received for fiscal year 2020. Our Human Resources Committee decided to delay the grant of annual LTI awards for 2020 until the completion of our initial public offering, which occurred in 2021. For information about the 2020 LTI awards and new equity compensation programs that we implemented in connection with our initial public offering, please see “— Executive Compensation Changes in Light of Initial Public Offering” and “— At-Risk Pay: Long-Term Incentives”.

Component	Description	Objective
Fixed-base salary	• Ranges are established for each position based on market practice, with the mid-point of the range being set at the median of the comparator group	Recognizes varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group
Annual performance bonus
•
Target ranging from 50% — 60% of base salary for NEOs and target of 100% base salary for the CEO

•
TELUS International Performance Bonus Program (PBP) tied to the performance of the NEO and the Company’s and TELUS’ overall corporate performance, with corporate performance given 70% weighting

•
PBP metrics can lead to payouts ranging from zero (for substandard performance) to a maximum of 150% of target (for exceptional performance)

•
TELUS International Sales Incentive Plan (for the former Chief Commercial Officer) tied to the annual revenue billed on net new sales by the Company’s sales team

Provides an annual performance bonus paid in cash based on corporate and individual performance of the applicable year (and sales for the former Chief Commercial Officer)
Equity compensation	• Links a significant portion of the at-risk compensation to Company shareholder return and helps to promote retention of executives	Helps to promote retention of executives
Benefits and perquisites	• A competitive executive benefits program • Vehicle allowance for the CEO and CCO and annual allowance for the CEO, and other perquisites
Retirement benefits
•
Benefits under TELUS’ Amended and Restated Pension Plan for Management and Professional Employees of TELUS Corporation (DB Plan), a contributory, Canadian-registered defined benefit plan for our CEO and CCO, benefits under the Supplemental Retirement Arrangement for Designated Executives of TELUS Corporation (SRA) consistent with market practice for Canadian executives for our CEO, benefits under TELUS’ Supplementary Employee Retirement Plan for Vice Presidents and Certain Other Designated Employees (SERP 2020) for our CCO and benefits under TELUS’ Defined Contribution Pension Plan for Provincially Regulated Employees (Defined Contribution Plan) (a registered defined contribution plan) for our CFO. Our CEO and CCO also have retirement benefits in the TELUS Supplementary Savings Plan (Savings Plan) (a nonqualified after-tax account), but no longer contribute to the Savings Plan. These retirement programs are further described in “— TELUS Retirement Plan Benefits”.

•
Competitive 401(k) plan with Company match for US executives

2020 approach to compensation
Base salary methodology
During 2020, the Human Resources Committee considered and recommended the CEO’s annual base salary to the TELUS CEO, and the TELUS CEO approved it. The CEO considered and recommended the annual base salary for the executive team to the Human Resources Committee. Josh Blair, the chair of our Board and the chair of the Human Resources Committee, has been delegated the authority by our Board to approve any changes for members of the executive team (other than the CEO).

We set our salary range midpoints at the 50th percentile of a comparator group. As part of its annual pay assessment for 2020, the Human Resources Committee reviewed competitive pay data prepared by the Compensation Consultant. We then made adjustments to individual base salaries that we consider appropriate to recognize the executives’ varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in a comparator group.
Pursuant to the revised Board Policy Manual that we implemented prior to the completion of our initial public offering, going forward, the Human Resources Committee will review and approve the CEO’s compensation, at least once annually, based on the Human Resources Committee’s assessment of the CEO’s performance.
At-risk incentive pay components
At-risk incentive pay consists of:
•
annual performance bonus (paid in cash); and

•
long-term incentives (historically in the form of TI Options, TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs).

The following outlines our approach in determining and delivering these at-risk incentive pay components.
At-risk pay: annual performance bonus
The annual performance bonus for NEOs is determined pursuant to the PBP. Mr. Puig was also entitled to receive sales incentive payments pursuant to the TELUS International Sales Incentive Plan (SIP). A summary of the terms of each program follows.
TELUS International performance bonus program
Methodology
The PBP is designed to reward the achievement of business objectives in the short-term by providing immediate income in cash. For 2020, this component of at-risk pay was calculated based on individual (30%) and corporate (70%) performance to better reflect affordability and our continued focus on funding strategic investments. The corporate performance consists of a Company component (50%) and a TELUS component (20%), as detailed in the formula below. In 2021 we will review the corporate performance factors, and we anticipate the TELUS component will be removed.
For 2020, each executive’s annual target performance bonus under the PBP was set using the following formula. Each element in the formula is explained in the steps outlined below:
To determine the annual performance bonus for each executive, we follow a four-step process:
Step 1: Assess TELUS corporate performance as measured by the corporate scorecard results;
Step 2: Assess Company corporate performance as measured by the corporate scorecard results;
Step 3: Assess an executive’s individual performance; and
Step 4: Calculate the annual performance bonus based on the above payout formula.
Step 1: Assess TELUS corporate performance as measured by the corporate scorecard results
TELUS corporate performance is measured through the results of the TELUS scorecard, which is determined after the end of a performance year. These results are then shared with the Company for purposes of calculating the annual performance bonus.
Step 2: Assess Company corporate performance as measured by the corporate scorecard results
The Company’s corporate performance is measured through the results of our corporate scorecard, which is determined after the end of a performance year by rating the extent to which we have met or exceeded our targets for each metric set at the start of the year. Our 2020 metrics measured achievements in the following areas: TELUS Team, Customers First, and Profitable Growth & Efficiency. See below table on the 2020 corporate scorecard and our results.
The objectives in the Company’s corporate scorecard are set each year and collectively approved by the CEO, CFO, CCO and COO at the beginning of the year. Financial metrics in the objectives are largely based on targets that meet or exceed the annual budget approved by the Board.

The key aspects of the target-setting process include:
•
selecting measurable and auditable performance metrics;

•
ensuring that, as a general principle, the threshold target for any metric (yielding a 0.5x multiplier) exceeds the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board;

•
stress-testing the current year’s targets against the prior year’s scorecard to determine year-over-year continuous improvement;

•
ensuring that the targets and stretch targets that are used to determine whether these objectives have been met or exceeded are clearly set out in the Company’s corporate scorecard; and

•
ensuring that all performance metrics are tied to the Company’s achievement of our corporate objectives.

During the year, results and/or targets may be adjusted to normalize for one-time events or other unique circumstances. In accordance with the adjustment process, the CEO, CFO, CCO and COO collectively review and approve all adjustments proposed by management.
Step 3: Assess an executive’s individual performance
The individual performance of each NEO is initially assessed by the CEO. The individual performance of the CEO is assessed by the Human Resources Committee, with input from the full Board. The chair of the Human Resources Committee invites the Board’s members to provide their feedback regarding the CEO’s performance.
Step 4: Calculate the annual performance bonus based on the above payout formula
Based on an assessment and recommendation from the CEO, the Human Resources Committee reviews each NEO’s performance and determines an individual multiplier, and along with the related multiplier in the Company and TELUS corporate balanced scorecards, recommends the annual performance bonus under the PBP for each NEO using the formula in the section “— TELUS International Performance Bonus Program”. The Human Resources Committee, with input from the chair of the Board due to the peer relationships between our Company and TELUS, our controlling shareholder, assesses the personal performance of the CEO and his leadership. Based on this assessment, the Human Resources Committee determines an individual multiplier and, along with the related multiplier in the Company and TELUS corporate-balanced scorecards, recommends to the TELUS CEO for approval of the annual performance bonus under the PBP for the CEO, based on the formula in the section “— TELUS International Performance Bonus Program”.
The relative weight that corporate (both the Company and TELUS), business unit and individual performance has in determining a team member’s annual performance bonus under the PBP depends on the individual’s organizational level and ability to influence the Company’s overall performance. For each of our NEOs, TELUS corporate performance is weighted at 20%, Company corporate performance is weighted at 50% and individual performance is weighted at 30%. In addition to TELUS corporate, Company corporate and individual performance, the Board has the discretion to adjust bonus payouts for any extraordinary circumstances or other factors, as it deems appropriate.
TELUS International sales incentive program
The SIP is designed to reward the sales team for driving profitable growth by finding creative and flexible answers and addressing the needs of our customers. SIP participants may be eligible for a monthly cash payment based on net billed revenue and profit margin, and the former Chief Commercial Officer was eligible for an annual overlay cash payment under the SIP, based on revenue from net new sales.
SIP payments for sales account executives are calculated on a monthly basis and are based on net billed revenue for that month that meets the minimum criteria for total contract value and profit margin (which criteria vary by jurisdiction), multiplied by the applicable commission rate. The annual overlay payment for the former Chief Commercial Officer was determined by multiplying annual revenue billed on net new sales attributed to the sales account executives reporting to the former Chief Commercial Officer by a 1% overlay rate. The overlay payment was calculated by the Compensation Review Committee (CRC) and approved by the Human Resources Committee. During the year, results and revenue eligibility criteria may be adjusted to account for unique circumstances with any adjustments reviewed by the CRC, in accordance with SIP policy.
At-risk pay: long-term incentives
Methodology
In 2016, the Human Resources Committee approved the MIP and reserved approximately 5% of the total outstanding equity of the Company for issuance, referred to as the MIP Pool, from time to time in the form of cash and equity-settled LTI awards under the MIP:
•
approximately 1% of the MIP Pool was granted in 2016 to all NEOs (other than Mr. Koskovich and Ms. Kanu) and other non-NEOs;

•
approximately 1% of the MIP Pool was granted to the CEO as a one-time special TI Option award on December 23, 2016, of which one-third of these share options (or 539,892 share options) were granted with an exercise price equal to the fair market value of the Company’s share price at the time of grant, or $4.87, and the remaining two-thirds of these share options (or 1,259,748) were granted with an elevated exercise price (approximately 2x the Company’s share price on the date of grant, or $8.94); and

•
the remaining approximately 3% of the MIP Pool was reserved for the grant over a five-year period (0.6% per year), of which 2.4% has been granted to and allocated among the executive team. For each annual allocation of the MIP Pool for the NEO LTI awards (the Annual Allocation), each NEO’s share of the Annual Allocation is determined based on a review of competitive market data, executive performance and future potential: 30% for Mr. Puritt, 12% for Mr. Koskovich, 12% for Ms. Tyfting and 8% for Mr. Ringman (each, a NEO Annual Allocation). As Ms. Kanu commenced employment in 2020, she did not have an NEO Annual Allocation and her eligibility for a long-term incentive award is specified in her employment agreement and described below.

From 2016 through 2019, the 0.6% of the MIP Pool that was granted each year was granted in the form of TI Options (for 2016) and otherwise was granted in TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs. Each NEO Annual Allocation was comprised of the components below:
•
50% TI Phantom Options;

•
30% TI Phantom RSUs; and

•
20% TELUS Phantom RSUs.

Each grant of TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs vested subject to continued service through the vesting date (generally 2.5 years following the grant for TI Phantom RSUs and TELUS Phantom RSUs and the third anniversary of the grant date for cash-settled TI Phantom Options), and a performance multiplier that was based 60% on the Company’s EBITDA and 40% on the quality of service for the Company’s customers.
Pursuant to the MIP, the Board has delegated its authority to the chair of the Human Resources Committee to determine, in consultation with Baring pursuant to the shareholders’ agreement, the eligible participants under the MIP, and to approve all individual grants and applicable terms, including the value of the grants, performance criteria, the applicable performance period and any vesting conditions.
Due to the timing of our initial public offering and the original timing of the final MIP grant occurring shortly following the Lionbridge AI acquisition and prior to the approval of the 2021 LTIP, our Human Resources Committee decided, upon the recommendation of our Compensation Consultant, to grant the final tranche of the 2020 MIP in respect of 2020 performance on the effective date of the initial public offering. Despite the delay, the 2020 LTI award approximated the annual grant each executive otherwise would have received in December 2020 under the MIP, after taking into account the timing of the initial public offering. As such, the aggregate value of the 2020 LTI grants approximated the 0.6% of the remaining MIP Pool reserved for final grant under the MIP. The 2020 LTI was allocated among the named executive officers in the same manner as annual grants were historically allocated under the MIP: 30% for Mr. Puritt, 12% for Ms. Kanu, 12% for Mr. Koskovich, 12% for Ms. Tyfting and 8% for Mr. Ringman, and the remaining 26% allocated to select other members of management. The 2020 LTI was granted using the initial public offering price.
The awards were generally granted as 50% share-settled TI Options and 50% share-settled TI RSUs (40% TI Options and 60% TI RSUs for Mr. Puritt), with the portion of the MIP that had been historically granted as TELUS Phantom RSUs instead being granted in the form of share-settled TI RSUs. The TI Options have an exercise price equal to the Company share price upon the effectiveness of our initial public offering. The TI Options and TI RSUs generally vest in four equal annual installments, in each case, subject to continued employment through each applicable vesting date, consistent with standard time-based vesting under our MIP and under the 2021 LTIP. The individual grant values for each of our NEOs is set forth below:
Named Executive Officer	Number of TI RSUs	Number of TI Options(1)	Total Grant Date Fair Value
Jeff Puritt	205,308	167,693	6,026,166
Vanessa Kanu	65,358	83,849	2,080,695
Chuck Koskovich	65,358	83,849	2,080,695
Marilyn Tyfting	65,358	83,849	2,080,695
Michael Ringman	43,569	55,899	1,387,055

(1)
The Company estimates the fair value of option-based awards using the Black-Scholes valuation model.

In addition, pursuant to Ms. Kanu’s employment agreement, she is entitled to receive an equity grant with a grant date fair value of $750,000 for services in 2020. Due to the timing of our initial public offering, our Human Resources Committee, with

Ms. Kanu’s consent, decided to delay the grant until the effective date of the initial public offering. Ms. Kanu received a grant of 30,000 TI RSUs under our 2021 LTIP on February 2, 2021 that will generally vest in four equal annual installments.
We are working with the Human Resources Committee and the Compensation Consultant to design and implement an ongoing compensation program for our CEO and the other NEOs as a public company. We will disclose information about the post-offering compensation program once approved by the Board or its delegate.
2020 Actual Compensation
Base salary compensation
The annual base salaries that our NEOs were entitled to receive in respect of calendar year 2020, were as follows:
Name	2020 Annual Base Salary(1) ($)
Jeff Puritt	700,000
Vanessa Kanu	395,000(2)
Chuck Koskovich	380,000
Marilyn Tyfting	275,245(3)
Michael Ringman	300,000
Rick Rodick	301,959(4)
George Puig	260,000(5)

(1)
Base salary amounts reflected in the Summary Compensation Table differ because due to the COVID-19 pandemic, annual merit increases for 2020 took effect on September 1, 2020. Annual merit increases typically take effect in April.

(2)
Base salary value converted from CAD $500,000 to USD using an exchange rate on December 31, 2020, of $0.79.

(3)
Base salary value converted from CAD $348,412 to USD using an exchange rate on December 31, 2020, of $0.79.

(4)
Mr. Rodick’s employment as CFO terminated effective September 7, 2020.

(5)
Mr. Puig’s employment as Senior Vice President and Chief Commercial Officer terminated effective May 21, 2020.

For more details about the actual amount of base salary paid to our NEOs in 2020, see “— Summary Compensation Table”.
2020 PBP payouts
Each NEO’s annual performance bonus was determined by applying the formulas outlined under the headings “— TELUS International Performance Bonus Program”. Specifically, the Human Resources Committee assessed the Company’s and TELUS’ corporate performance against the corresponding targets, as measured by the corporate scorecards for each of the Company and TELUS, and effective personal performance and leadership.
Based on the above, each our the NEOs received the following amounts under the PBP for fiscal 2020.
Named Executive Officer	2020 PBP Payout
Jeff Puritt	$686,449
Vanessa Kanu	$255,960(1)
Chuck Koskovich	$204,742
Marilyn Tyfting	$153,284(1)
Michael Ringman	$146,965

(1)
This value is converted from CAD $324,000 to USD for Ms. Kanu and from CAD $194,031 for Ms. Tyfting using an exchange rate on December 31, 2020, of $0.79. The previously reported amount of Ms. Kanu’s bonus has been revised to reflect the actual amounts paid to in respect of 2020.

Benefits and Perquisites
We provide our NEOs with a competitive benefits program that includes health and dental coverage, life, accident and critical illness insurance coverage, short-term and long-term disability coverage and health spending accounts for all our employees. We also offer Canadian executives the opportunity to purchase TELUS shares through regular payroll deductions, with a match of 35% for Canadian executives to a maximum of 6% of base salary under the TELUS employee share purchase plan.
The use of perquisites is limited for our NEOs. Some of the perquisites we provide to our NEOs include an (1) executive health plan for Canadian executives; (2) a flexible perquisite annual allowance intended to cover financial and retirement counseling and other items, for our CEO; (3) a vehicle allowance for our CEO and CCO; (4) a parking allowance for our CCO and (5) telecom benefits for the home (for work and personal use) of our Canadian executives, including our CFO and CCO. For information regarding the value of perquisites paid to our NEOs in 2020, see “— Summary Compensation Table”.
Our CEO is entitled to benefits under the DB Plan and SRA pension plans consistent with market practice for TELUS Canadian executives, our CFO is entitled to participate in the Defined Contribution Plan (a registered defined contribution plan) and our CCO is entitled to participate in the DB Plan and SERP 2020. Our NEOs in the United States are eligible to participate in the Company’s 401(k) plan and are entitled to receive an employer matching contribution. For information regarding the value of retirement benefits paid to our NEOs in 2020, see “— Summary Compensation Table,” “— Pension Benefits” and “— TELUS Nonqualified After-Tax Account”.
Employment Agreements
We have entered into employment agreements with our CEO and CFO, respectively, and offer letters with our other NEOs. Details on NEO severance arrangements can be found below under “— Summary of NEO Employment and Separation Agreements”.
Clawback Policy for Mr. Puritt
Mr. Puritt’s employment agreement provides that the TELUS clawback policy will apply to his compensation. The TELUS clawback policy allows TELUS to recover or cancel certain incentives to executive officers in circumstances where (1) there has been a material misrepresentation or material error resulting in the restatement of TELUS’ financial statements; (2) an executive would have received less incentive compensation based on the restated financials; and (3) the executive’s misconduct (such as an act of fraud, dishonesty or willful negligence or material non-compliance with legal requirements) contributed to the obligation to restate the TELUS financial statements.
In the circumstances described above, the board of directors of TELUS may cancel, or require the executive to repay to TELUS, all or part of the following compensation paid or awarded to the executive in respect of the financial year for which restated financial statements are required:
•
the annual performance bonus;

•
unvested TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs;

•
vested but unexercised options; and

•
any monetary payments and shares received from the exercise or settlement of LTI awards.

The board of directors of TELUS may seek recoupment if the restatement of the financial statement(s) occurs within 36 months of the original date the audited financial statements were filed with the requisite securities commissions or similar regulatory authorities in each of the provinces and territories of Canada.
Executive shareholdings and total equity summary
The following table lists the number and value of total equity holdings (shares, TI Phantom RSUs and TI RSUs, but excluding phantom options and TELUS RSUs) of each NEO, as at April 9, 2021. It also shows total shareholdings as a multiple of the individual’s annual base salary.
Name	Total subordinate voting shares	Value of subordinate voting shares(1) ($)	Total RSUs	Value of RSUs(1) ($)	Total equity (subordinate voting shares/ RSUs)(1)	Value of total equity(1)	Base salary at year-end ($)	Value of total equity as a multiple of base salary
Jeff Puritt	199,341	5,695,172.37	205,308	5,865,649.56	404,649	11,560,821.93	700,000	16.52x
Vanessa Kanu	8,333	238,073.81	65,358	1,867,278.06	73,691	2,105,351.87	395,000	5.33x
Chuck Koskovich	15,898	454,205.86	65,358	1,867,278.06	81,256	2,321,483.92	380,000	6.11x
Marilyn Tyfting	70,083	2,002,271.31	65,358	1,867,278.06	135,441	3,869,549.37	275,245	14.06x
Michael Ringman	59,103	1,688,572.71	43,569	1,244,766.33	102,672	2,933,339.04	300,000	9.78x

(1)
On April 9, 2021, the closing share price on the NYSE was $28.57.

Conclusion
The Human Resources Committee believes that the overall executive compensation program is effective in attracting and retaining executives, as well as in providing direction and motivation for the executives to make a significant contribution to the Company’s success, thereby enhancing the value of the Company for its shareholders. We also believe that the design of our executive compensation program does not encourage inappropriate risk-taking.

Summary compensation table
The following table summarizes the compensation earned by our NEOs for the years ending December 31, 2020 and December 31, 2019.
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total Compensation ($)
Jeff Puritt President and Chief Executive Officer	2020	611,809	—	—	—	686,449	2,004,072(3)	103,909(4)	3,406,239
	2019	565,965	—	1,443,461	157,434	636,145	2,942,170	97,835	5,843,010
Vanessa Kanu Chief Financial Officer	2020	121,135(5)	395,000(6)	—	—	255,960(7)(9)	—	8,951(8)	781,046
	2019	—	—	—	—	—	—	—	—
Charles (Chuck) Koskovich Senior Vice President and Chief Operating Officer	2020	361,613(9)	—	—	—	204,742	—	48,189(10)	614,544
	2019	349,835	—	577,385	62,972	189,785	—	37,472	1,217,449
Marilyn Tyfting Senior Vice President and Chief Corporate Officer	2020	268,920(11)	—	—	—	153,284(7)	134,458(12)	46,746(13)	603,408
	2019	266,014	—	577,385	62,972	148,303	—	70,325	1,124,999
Michael Ringman Chief Information Officer	2020	272,158	50,000(14)	—	—	146,965	—	28,826(10)	497,949
	2019	261,753	—	384,923	41,981	142,001	—	33,374	864,032
Richard (Rick) Rodick Former Chief Financial Officer(16)	2020	216,481	—	—	—	—	—	811,447(15)	1,027,928
	2019	299,591	—	577,385	62,972	160,281	—	33,492	1,133,721
George Puig(17) Former Senior Vice President and Chief Commercial Officer	2020	110,000	—	—	—	—	—	373,228(15)	483,228
	2019	260,000	—	336,808	36,736	252,244	—	26,100	911,888

(1)
Actual base salary paid in 2020 differs from our NEO’s base salary because annual merit increases for 2020 took effect in September 2020.

(2)
The values set forth in the Stock Awards column for 2019 represent the aggregate grant date fair value of TI Phantom RSUs and TELUS Phantom RSUs granted to the NEOs on December 27, 2019, computed in accordance with IFRS 2. The values set forth in the Option Awards column for 2019 represent the aggregate grant date fair value of TI Phantom Options granted to the NEOs on December 27, 2019, with an adjusted exercise price of $8.46 to reflect the 4.5-for-1 share split, computed in accordance with IFRS 2.

(3)
For 2020, this value is converted from CAD $2,536,800 to USD using an exchange rate on December 31, 2020, of $0.79 and reflects the actuarial increase in the present value of Mr. Puritt’s benefits under the DB Plan (CAD $96,800) and the SRA (CAD $2,440,000). See “— TELUS Retirement Plan Benefits” for more information on the pension plan benefits and how such amounts are calculated.

(4)
All Other Compensation for fiscal 2020 consisted of $17,400 car allowance, $25,000 other annual allowance, $857 gift card and CAD $76,775 in dividends on TELUS Phantom RSUs, calculated by multiplying the value of TELUS dividends issued in 2020 by the number of TELUS Phantom RSUs held by Mr. Puritt each time dividends were issued and converted from CAD to USD using an exchange rate on December 31, 2020, of $0.79.

(5)
This value is converted from CAD $153,336 to USD using an exchange rate on December 31, 2020, of $0.79.

(6)
In connection with her employment agreement, Ms. Kanu received a signing bonus of CAD $500,000 converted to USD using an exchange rate on December 31, 2020, of $0.79.

(7)
This value is converted from CAD $324,000 to USD for Ms. Kanu, which she is entitled to receive pursuant to her employment agreement for 2020, and from CAD $194,031 for Ms. Tyfting using an exchange rate on December 31, 2020, of $0.79.

(8)
All Other Compensation for fiscal 2020 consisted of CAD $329 for telecom benefits for the home, TELUS contributions of CAD $7,782 to the Defined Contribution Plan, and CAD $3,220 to TELUS’ employee share purchase plan, each converted from CAD to USD using an exchange rate on December 31, 2020, of $0.79.

(9)
The previously reported amount has been revised to reflect the actual amounts paid to in respect of 2020, with associated changes to amounts noted in Total Compensation.

(10)
All Other Compensation for fiscal 2020 consisted of $13,375 for the employer matching contributions to the Company’s 401(k) plan for Mr. Koskovich and $12,674 for Mr. Ringman, and TELUS Phantom RSU dividends of CAD $44,068 for Mr. Koskovich and CAD $20,445 for Mr. Ringman, in each case, calculated by multiplying the value of TELUS dividends issued in 2020 by the number of TELUS Phantom RSUs held by Mr. Ringman and Mr. Koskovich, respectively, each time dividends were issued and converted from CAD to USD using an exchange rate on December 31, 2020, of $0.79.

(11)
For 2020, this value is converted from CAD $340,405 to USD using an exchange rate on December 31, 2020, of $0.79.

(12)
This value is converted from CAD $170,200 to USD using an exchange rate on December 31, 2020, of $0.79 and reflects the actuarial increase in the present value of Ms. Tyfting’s benefits under the DB Plan (CAD $64,800) and the SERP 2020 (CAD $105,400). See “— TELUS Retirement Plan Benefits” for more information on the pension plan benefits and how such amounts are calculated.

(13)
All Other Compensation for fiscal 2020 consisted of CAD $14,400 car allowance, CAD $2,696 parking benefit, CAD $2,561 for telecom benefits for the home, and CAD $8,953 to TELUS’ employee share purchase plan, and TELUS Phantom RSU dividends of CAD $30,562, calculated by multiplying the value of TELUS dividends issued in 2020 by the number of TELUS Phantom RSUs held by Ms. Tyfting each time dividends were issued and converted from CAD to USD using an exchange rate on December 31, 2020, of $0.79.

(14)
Mr. Ringman received a $50,000 temporary assignment bonus in 2020 for serving as CIO of the Company and interim CIO of TELUS until a successful candidate was hired at TELUS.

(15)
All Other Compensation for fiscal 2020 consisted of severance payments of $756,177 for Mr. Rodick and $343,359 for Mr. Puig, paid time off accruals of $22,770 for Mr. Rodick and $10,688 for Mr. Puig, employer matching contributions to the Company’s 401(k) plan of $13,523 for Mr. Rodick and $8,331 for Mr. Puig, and TELUS Phantom RSU dividends of CAD $24,022 for Mr. Rodick and CAD $13,734 for Mr. Puig, in each case, calculated by multiplying the value of TELUS dividends issued in 2020 by the number of TELUS Phantom RSUs held by Mr. Rodick and Mr. Puig, respectively, each time dividends were issued, and converted from CAD to USD using an exchange rate on December 31, 2020, of $0.79.

(16)
Mr. Rodick’s employment as CFO terminated effective September 7, 2020.

(17)
Mr. Puig’s employment as Senior Vice President and Chief Commercial Officer terminated effective May 21, 2020.

Grants of plan-based awards
The table below presents information regarding awards granted by the Company during the year ending December 31, 2020. The Company did not make any equity grants under the MIP, including TI Phantom Options, TI Phantom RSUs, TELUS Phantom RSUs and TI Options, to our NEOs in the year ending December 31, 2020.
		Estimated future payouts under non-equity incentive plan awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Jeff Puritt	Annual Incentive(1)	—	700,000	1,050,000
Vanessa Kanu	Annual Incentive(1)	—	237,000(2)	355,500(2)
Chuck Koskovich	Annual Incentive(1)	—	228,000	342,000
Marilyn Tyfting	Annual Incentive(1)	—	137,623(2)	206,434(2)
Michael Ringman	Annual Incentive(1)	—	150,000	225,000
Rick Rodick	Annual Incentive(3)	—	150,980	226,469
George Puig	SIP(4)	—	65,000	—

(1)
The amounts shown indicate the dollar value of the potential payment upon attainment of the annual performance bonus performance criteria at threshold (0%), target (100% of base salary for CEO; 60% of base salary for Ms. Kanu and Mr. Koskovich; and 50% of base salary for Ms. Tyfting and Mr. Ringman) and maximum (150% of target) under the PBP. Actual payments based on the Company’s performance are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

(2)
Annual incentive amounts converted from CAD to USD using an exchange rate on December 31, 2020, of $0.79 as follows: target of CAD $300,000 and a maximum of CAD $450,000 for Ms. Kanu, and target of CAD $174,206 and a maximum of CAD $261,309 for Ms. Tyfting.

(3)
This row reports the amounts that Mr. Rodick would have been eligible to receive upon attainment of the annual performance bonus criteria at threshold (0%), target (50% of base salary) and maximum (150% of target) had he been employed through December 31, 2020. Mr. Rodick’s employment as CFO terminated effective September 7, 2020. Upon execution of his separation agreement, Mr. Rodick was no longer eligible to receive the annual performance bonus. See “— Summary of NEO Employment and Separation Agreements” for more information about Mr. Rodick’s separation agreement.

(4)
This row reports the target commission that Mr. Puig would have been eligible to receive under the SIP pursuant to his offer letter had he been employed through December 31, 2020, based on the metrics and performance criteria described in “— TELUS International Sales Incentive Program”. Mr. Puig’s employment as Senior Vice President and Chief Commercial Officer terminated effective May 21, 2020. Upon execution of his separation agreement, Mr. Puig was no longer eligible to receive payments under the SIP. See “— Summary of NEO Employment and Separation Agreements” for more information about Mr. Puig’s separation agreement.

Outstanding equity awards at fiscal year-end
The table below summarizes all option-based and share-based awards granted by the Company that were outstanding as of December 31, 2020, which includes TI Options, TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs.
		Option Awards(1)			Stock Awards(2)
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(3)
Jeff Puritt	—	134,973(4)	3.54	06/30/2026	—	—
	—	296,942(5)	4.87	12/23/2026	—	—
	—	539,892(6)	4.87	12/23/2026	—	—
	—	1,259,748(6)	8.94	12/23/2026	—	—
	—	162,000(7)	6.16	12/29/2027	—	—
	—	170,712(8)	6.18	12/27/2028	—	—
	—	170,712(9)	8.46	12/27/2029	—	—
	—	—	—	—	246,236(10)	5,505,826
					58,129(11)	1,157,930
Chuck Koskovich	—	172,800(7)	6.16	12/29/2027	—	—
	—	68,288(8)	6.18	12/27/2028	—	—
	—	68,283(9)	8.46	12/27/2029	—	—
	—	—	—	—	81,946(12)	1,832,313
	—	—	—	—	23,163(13)	461,407
Marilyn Tyfting	—	53,991(4)	3.54	06/30/2026	—	—
	—	118,778(14)	4.87	12/23/2026	—	—
	—	64,800(7)	6.16	12/29/2027	—	—
	—	68,288(8)	6.18	12/27/2028	—	—
	—	68,283(9)	8.46	12/27/2029	—	—
	—	—	—	—	81,946(12)	1,832,313
	—	—	—	—	23,078(15)	459,714
Michael Ringman	—	35,991(4)	3.54	06/30/2026	—	—
	—	79,182(14)	4.87	12/23/2026	—	—
	—	43,200(7)	6.16	12/29/2027	—	—
	—	45,522(8)	6.18	12/27/2028	—	—
	—	45,522(9)	8.46	12/27/2029	—	—
	—	—	—	—	54,630(16)	1,221,527
	—	—	—	—	15,468(17)	308,123

(1)
All TI Phantom Options have a term of ten years. Cash-settled TI Phantom Options generally vest in approximately three years and share-settled TI Phantom Options vested upon the effective date of our initial public offering.

(2)
Does not include unvested dividends or dividend equivalents for the TELUS Phantom RSUs.

(3)
The value is based on an assumed Company share price of $22.36, adjusted to reflect the 4.5-for-1 share split, and on a closing TELUS share price of CAD $25.21 on December 31, 2020 converted to USD using an exchange rate on December 31, 2020, of $0.79.

(4)
Represents cash-settled TI Phantom Options.

(5)
Represents a TI Option award granted on December 23, 2016 to Mr. Puritt. These TI Options vested on December 23, 2020 and became exercisable upon the effective date of the initial public offering.

(6)
Represents a special TI Option award granted on December 23, 2016 to Mr. Puritt. These TI Options vested on December 23, 2020 and became exercisable upon the effective date of the initial public offering.

(7)
Represents a grant of TI Phantom Options that vested on December 23, 2020, 50% of which is cash-settled, and 50% of which is share-settled. These TI Phantom Options became exercisable upon the effective date of the initial public offering.

(8)
Represents a grant of TI Phantom Options that will vest on December 27, 2021, 50% of which is cash-settled, and 50% of which is share-settled. These TI Phantom Options will be exercisable upon vesting.

(9)
Represents a grant of TI Phantom Options that will vest on June 27, 2022, 50% of which is cash-settled, and 50% of which is share-settled. These TI Phantom Options will be exercisable upon vesting.

(10)
Includes 143,807 TI Phantom RSUs that will vest on June 27, 2021 and 102,429 TI Phantom RSUs that will vest on June 27, 2022.

(11)
Includes 25,629 TELUS Phantom RSUs that will vest on June 27, 2021, 31,536 TELUS Phantom RSUs that will vest on June 27, 2022 and 964 TELUS Phantom RSUs that will vest on June 27, 2022. The 964 TELUS Phantom RSUs were granted as a portion of Mr. Puritt’s 2018 annual performance bonus.

(12)
Includes 40,973 TI Phantom RSUs that will vest on June 27, 2021 and 40,973 TI Phantom RSUs that will vest on June 27, 2022.

(13)
Includes 10,251 TELUS Phantom RSUs that will vest on June 27, 2021, 12,615 TELUS Phantom RSUs that will vest on June 27, 2022 and 297 TELUS Phantom RSUs that will vest on June 27, 2022. The 297 TELUS Phantom RSUs were granted as a portion of Mr. Koskovich’s 2018 annual performance bonus.

(14)
Represents share-settled TI Phantom Options that vested on December 23, 2020 and became exercisable upon the effective date of our initial public offering.

(15)
Includes 10,251 TELUS Phantom RSUs that will vest on June 27, 2021, 12,615 TELUS Phantom RSUs that will vest on June 27, 2022 and 212 TELUS Phantom RSUs that will vest on June 27, 2022. The 212 TELUS Phantom RSUs were granted as a portion of Ms. Tyfting’s 2018 annual performance bonus.

(16)
Includes 27,315 TI Phantom RSUs that will vest on June 27, 2021 and 27,315 TI Phantom RSUs that will vest on June 27, 2022.

(17)
Includes 6,835 TELUS Phantom RSUs that will vest on June 27, 2021, 8,409 TELUS Phantom RSUs that will vest on June 27, 2022 and 224 TELUS Phantom RSUs that will vest on June 27, 2022. The 224 TELUS Phantom RSUs were granted as a portion of Mr. Ringman’s 2018 annual performance bonus

Option exercises and stock vested
The following table summarizes the value of all share-based awards exercised, vested or earned for each NEO during the 2020 fiscal year.
	Option Awards		Stock Awards
Name	Number of shares acquired or exercised ($)	Value realized on exercise ($)	Number of shares acquired on vesting (#)(1)	Value realized on vesting ($)(2)
Jeff Puritt	—	—	122,664	1,584,901
Vanessa Kanu	—	—	—	—
Chuck Koskovich	—	—	130,840	1,690,545
Marilyn Tyfting	—	—	49,065	645,939(3)
Michael Ringman	—	—	32,709	422,613
Rick Rodick	374,135	2,154,343	115,123	1,501,302
George Puig	180,468	915,670	94,302	1,203,039

(1)
The values in this column represent vested TI Phantom RSUs, adjusted to reflect the 4.5-for-1 share split, and TELUS Phantom RSUs, including reinvested dividends or dividend equivalents for the TELUS Phantom RSUs.

(2)
The value realized on vesting for the TELUS RSU component is converted from CAD to USD upon payment.

(3)
Represents the TI share value realized on vesting of USD $456,624, plus the TELUS share value realized on vesting, converted from CAD $239,639 to USD using an exchange rate on December 31, 2020, of $0.79.

TELUS Retirement Plan Benefits
Defined benefit pension and supplemental retirement arrangement — Jeff Puritt
Mr. Puritt participates in the TELUS executive retirement program. The retirement program consists of the DB Plan, which is a contributory Canadian-registered defined benefit pension plan, and the SRA, which is a supplemental pension benefit plan that provides benefits to retired executives in addition to the pension income provided under the DB Plan. The SRA supplements the pension benefits of the DB Plan by providing a total benefit at retirement determined as 2% of a participant’s highest consecutive three-year average pensionable remuneration multiplied by the total number of years of credited service, up to a maximum of 35 years. This results in a maximum cap on the total benefits of 70% of the average pensionable remuneration.
Pensionable remuneration for Mr. Puritt under the SRA is equal to his base salary plus the actual annual performance bonus paid to him in cash, up to 100% of his base salary. As is common with non-registered plans of this nature, the SRA is unfunded. The pension benefits under the registered DB Plan and the SRA are payable for a participant’s lifetime, with a 60% benefit payable to the surviving spouse.
The normal retirement age is 65. Early retirement is permitted as early as age 55 if the participant has at least ten years of credited service. Retirement benefits are not reduced if the participant retires on or after age 60 with at least 15 years of service, or on or after age 55 with a combination of age and years of service equal to at least 80 (in each case, excluding any extra years of credited service granted). Otherwise, the annual benefit is reduced by 0.5% per month from the earlier of age 60 and the age at which the participant would have qualified for the full benefit amount, and further reduced by the lesser of 0.25% for each month that the participant’s service (excluding any extra years of credited service granted) is less than 15 years and 0.25% for each month that the participant’s age is less than 65. The SRA permits TELUS to grant additional years of credited service.
Effective January 1, 2016, Mr. Puritt ceased participation in the Defined Contribution Plan and Savings Plan and commenced participation in the DB Plan and the SRA. Pursuant to his employment agreement with the Company, Mr. Puritt’s prior years of service with TELUS, from July 26, 2001 to December 31, 2015, will be recognized under the SRA in three equal installments on each of January 1, 2018, January 1, 2020 and January 1, 2022.
Defined benefit pension and supplemental employee retirement plan — Marilyn Tyfting
As of January 1, 2020, Ms. Tyfting participates in the TELUS retirement program for the vice presidents (VPs) and senior vice presidents (SVPs). The retirement program consists of the DB Plan, which is a contributory Canadian-registered defined benefit pension plan, and the SERP 2020, which is a supplemental pension benefit plan that provides benefits to retired VPs and SVPs in addition to the pension income provided under the DB Plan. The SERP 2020 supplements the pension benefits of the DB Plan by providing a total benefit at retirement determined as 2% of a participant’s highest consecutive three-year average pensionable remuneration multiplied by the total number of years of credited service, up to a maximum of 35 years. This results in a maximum cap on the total benefits of 70% of the average pensionable remuneration.
Pensionable remuneration for Ms. Tyfting under the SERP 2020 is equal to her base salary plus the actual annual performance bonus paid to her in cash. As is common with non-registered plans of this nature, the SERP 2020 is unfunded. The pension benefits under the registered DB Plan and the SERP 2020 are payable for a participant’s lifetime, with a 60% benefit payable to the surviving spouse.
The normal retirement age is 65. Early retirement is permitted as early as age 45 if the participant has at least 25 years of continuous service. Retirement benefits are not reduced if the participant retires on or after age 55 with at least 25 years of credited service, or on or after age 60 with at least 20 years of credited service. Otherwise, the annual benefit is reduced so that the early retirement benefits are actuarially equivalent to the unreduced pension at the earliest unreduced retirement age.
Effective January 1, 2020, Ms. Tyfting ceased participation in the Defined Contribution Plan and Savings Plan and commenced participation in the DB Plan and the SERP 2020.

Pension pensions
The following table sets out information regarding Mr. Puritt’s DB Plan and SRA retirement benefits and Ms. Tyfting’s DB Plan and SERP 2020 retirement benefits as of December 31, 2020.
Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
Jeff Puritt	DB Plan	5	247,823(2)	—
	SRA	14.667	6,417,249(3)	—
Marilyn Tyfting	DB Plan	1	51,192(4)	—
	SERP 2020	1	83,266(5)	—

(1)
The present value of the accumulated benefit is calculated using a valuation method and assumptions consistent with the most recent financial statements and is based on a projection of both pensionable earnings and credited service. Key economic assumptions include a discount rate of 2.5% per annum. Mortality rates are assumed to follow the Canadian Pensioners’ Monthly CPM-2014 Private Sector Mortality Table with generational projection using the CPM-B improvement scale. Certain other assumptions have been made with respect to retirements and withdrawals.

(2)
This value is converted from CAD $313,700 to USD using an exchange rate on December 31, 2020, of $0.79.

(3)
This value is converted from CAD $8,123,100 to USD using an exchange rate on December 31, 2020, of $0.79.

(4)
This value is converted from CAD $64,800 to USD using an exchange rate on December 31, 2020, of $0.79.

(5)
This value is converted from CAD $105,400 to USD using an exchange rate on December 31, 2020, of $0.79.

TELUS nonqualified after-tax account
Mr. Puritt and Ms. Tyfting have retirement benefits in the Savings Plan. The Savings Plan is a “top-up” program that works in conjunction with the Defined Contribution Plan. The Savings Plan allows participants to contribute toward their retirement in excess of what the Canada Revenue Agency (CRA) permits participants to contribute annually under the Defined Contribution Plan.
Participants can elect to contribute between 3% and 10% of their income, and based on their election, TELUS made a matching contribution that ranged between 3% and 5.8% in 2020. Contributions up to the CRA maximum annual contribution limit are deposited in the participant’s Defined Contribution Plan. Once the CRA maximum annual contribution limit is reached, participants may continue to make contributions and receive the employer contributions in the Savings Plan. Unlike participant contributions in the Defined Contribution Plan, which are made on a pre-tax basis, participant and employer contributions in the Savings Plan are made on an after-tax basis. A participant is always fully vested in the participant’s own contributions; a participant vests in the Company contributions after the participant’s termination of employment. A participant pays taxes on any investment gains and losses in the Savings Plan annually.
Prior to 2016, Mr. Puritt participated in the Savings Plan, but effective January 1, 2016, Mr. Puritt ceased participation in the Savings Plan and commenced participation in the registered defined benefit plan and the SRA. Ms. Tyfting ceased participation in the Savings Plan effective January 1, 2020.
The following table(1) provides information regarding Mr. Puritt’s and Ms. Tyfting’s benefits under the Savings Plan as of December 31, 2020, disclosed pursuant to Item 402(i) of Regulation S-K of the Securities Act.
Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Jeff Puritt	—	—	35,068	—	344,865
Marilyn Tyfting	—	—	15,881	—	152,775

(1)
The values in the table are converted from CAD to USD using an exchange rate on December 31, 2020, of $0.79.

(2)
Represents TELUS contributions under the Savings Plan.

(3)
Represents aggregate earnings based on investment performance.

Summary of NEO employment and separation agreements
We have entered into employment agreements with Mr. Puritt and Ms. Kanu, respectively, and offers of employment with each of our other NEOs. Each employment agreement has an indefinite term. The material terms of each of our NEO employment agreements follow:
Jeff Puritt
On May 1, 2018, we entered into an employment agreement with Mr. Puritt setting forth the terms and conditions of his employment as our President and Chief Executive Officer, which was amended on June 18, 2019. Mr. Puritt’s employment agreement provides for (1) a base salary (currently $700,000); (2) an annual incentive bonus target of 100% of his annual base salary in 2018, and thereafter, an annual incentive bonus target as determined by the chair of the Board, in consultation with shareholders; (3) participation in our MIP; (4) opportunity to earn an additional annual allowance of $25,000; (5) certain perquisites, including reimbursement of moving and legal expenses up to $250,000, and annual membership fees for professional associations, other business-related expenses and a vehicle allowance; (6) participation in other benefit plans of the Company; and (7) continued participation in the DB Plan and SRA.
In the event that Mr. Puritt’s employment is terminated by the Company without just cause, he will be entitled to a lump-sum severance payment equal to 18 months of his then-current base salary, as well as continued benefits, COBRA premium coverage and continued participation in the TELUS pension plans for such period of time. If at any time during the 18 months following the termination date, Mr. Puritt’s age plus years of service equals at least 80, then all of Mr. Puritt’s equity in the MIP will continue to vest and be paid out according to the original schedule set forth in the employment agreement and subject to the criteria established in the MIP. Applying this formula, if Mr. Puritt’s employment is terminated without just cause, then his age plus years of service will be equal to 80 and his pension will be deemed fully vested. Mr. Puritt is also entitled to certain severance benefits upon termination due to disability. Mr. Puritt’s employment agreement includes certain non-competition and non-solicitation restrictive covenants during employment and one-year post-termination of employment, as well as perpetual confidentiality covenants. All severance benefits are subject to the execution and non-revocation of a general release.
Vanessa Kanu
We entered into an employment agreement with Ms. Kanu setting forth the terms and conditions of her employment as our Chief Financial Officer, effective September 7, 2020. Ms. Kanu’s employment agreement provides for (1) a base salary (currently CAD $500,000); (2) an annual incentive bonus target of 60% of her annual base salary, and for 2020 only, the annual incentive compensation award will be no less than CAD $210,000 (70% of the target award); (3) participation in our MIP and Long-Term Incentive Plan; (4) a signing bonus of CAD $500,000 (subject to repayment by Ms. Kanu if she resigns prior to September 7, 2021, breaches her employment agreement or the restrictive covenants to which she is bound or engages in conduct constituting just cause); (5) certain perquisites, including reimbursement of annual membership fees for professional associations and other business-related expenses; and (6) participation in other benefit plans of the Company, including the Defined Contribution Plan. Under her employment agreement, Ms. Kanu is also entitled to receive a grant of long-term incentive compensation with a grant value of $1,200,000 and a grant of phantom restricted share units with a grant value of $750,000.
In the event that Ms. Kanu’s employment is terminated by the Company without just cause, she will be entitled to a lump-sum severance payment equal to 12 months of her then-current base salary, as well as continued health benefits and continued employer contributions to the Defined Contribution Plan for 12 months. Ms. Kanu is also entitled to exercise any rights with respect to equity awards arising as a result of her termination of employment pursuant to the express terms of the applicable equity plan. Ms. Kanu’s employment agreement includes certain non-competition and non-solicitation restrictive covenants during employment and one-year post-termination of employment, as well as perpetual confidentiality covenants. All severance benefits are subject to the execution and non-revocation of a general release.
Chuck Koskovich
On November 14, 2016, we entered into an offer of employment with Mr. Koskovich setting forth the terms and conditions of his employment as our Senior Vice President and Chief Operating Officer. Mr. Koskovich’s offer letter provides for (1) a base salary (currently $380,000); (2) an annual incentive bonus target (currently 60%) of his annual base salary; (3) participation in our MIP; (4) participation in other benefit plans of the Company; and (5) a signing bonus of $100,000.
In the event that Mr. Koskovich’s employment is terminated by the Company without just cause (and not in response to a notice of resignation), he will be entitled to a gross lump-sum severance payment equal to six months of his then-current base salary, plus one additional month of base salary for each complete calendar year of service performed by Mr. Koskovich, up to a maximum termination payment equal to a period of 18 months, as well as a lump-sum payment equal to the Company’s contributions to his health benefits for such period of time. The base salary calculation includes Mr. Koskovich’s base salary at the time of termination and his monthly average performance bonus earnings based upon the previous four performance bonus cash payments as of the date of termination. All severance benefits are subject to the execution and non-revocation of a general release.
Marilyn Tyfting
On August 18, 2015, we entered into an offer of employment with Ms. Tyfting setting forth the terms and conditions of her employment as our Senior Vice President and Chief Corporate Officer. Ms. Tyfting’s offer letter provides for (1) a base salary (currently CAD $348,412); (2) an annual incentive bonus target of 50% of her annual base salary; (3) participation in our MIP; (4) participation in other benefit plans of the Company; (5) an initial grant of CAD $250,000 under the MIP; (6) eligibility to participate in a TELUS management performance share unit plan; and (7) certain perquisites, including a Company leased vehicle with a capital cost allowance of CAD $40,000 or a vehicle allowance (currently CAD $1,250) per month, paid parking, executive home office equipment, a telecommunications products and services discount and participation in the health assessment program.
In the event that Ms. Tyfting’s employment is terminated by the Company without just cause, she will be entitled to a lump-sum severance payment equal to 18 months of her then-current base salary, as well as continued health benefits for such period of time. Ms. Tyfting is also entitled to exercise any rights arising as a result of her termination of employment pursuant to the express terms of the MIP and the TELUS management performance share unit plan and any applicable award agreement thereunder. Ms. Tyfting’s employment agreement includes certain non-competition and non-solicitation restrictive covenants during employment and one-year post-termination of employment, as well as confidentiality covenants. All severance benefits are subject to the execution and non-revocation of a general release.
Michael Ringman
On May 17, 2012, we entered into an offer of employment with Mr. Ringman setting forth the terms and conditions of his employment as our Vice President Information Technology. Mr. Ringman’s offer letter provides for (1) an initial base salary (currently $271,388); (2) an annual incentive bonus target (currently 50%) of his annual base salary; (3) participation in our MIP; (4) participation in other benefit plans of the Company; and (5) an initial grant of $40,000 under the MIP upon the completion of six months of employment.
In the event that Mr. Ringman’s employment is terminated by the Company without just cause (and not in response to a notice of resignation), he will be entitled to a gross lump-sum payment equal to six months of base salary, plus one additional month of base salary for each complete calendar year of service performed by Mr. Ringman, up to a maximum termination payment equal to a period of 18 months, as well as a lump-sum payment equal to the Company’s contributions to his health benefits for such period of time. The base salary calculation includes Mr. Ringman’s base salary at the time of termination and his monthly average performance bonus earnings based upon the previous four performance bonus cash payments as of the date of termination. All severance benefits are subject to the execution of a general release.
Rick Rodick
On August 24, 2016, we entered into an offer of employment with Mr. Rodick setting forth the terms and conditions of his employment as our Chief Financial Officer. Mr. Rodick’s offer letter provided for (1) a base salary; (2) an annual incentive bonus target of 50% of his annual base salary; (3) participation in our MIP; and (4) participation in other benefit plans of the Company. This agreement did not provide for any contractual severance entitlements. Mr. Rodick’s employment terminated as CFO effective September 7, 2020, and he received severance payments in exchange for a separation agreement and general release.
On September 7, 2020, Mr. Rodick entered into a separation agreement documenting his receipt of severance. Pursuant to his separation agreement, Mr. Rodick received a lump-sum cash payment equal to $756,177 and payment of all outstanding unvested or unpaid equity grants and benefits under the Company’s MIP, which consisted of (1) $1,188,232 for vested, unpaid TI Phantom Options; (2) $966,110 for unvested TI Phantom Options that accelerated on termination; (3) $190,404 for prorated and $63,016 for non-prorated TELUS Phantom RSUs; and (4) $481,199 for prorated and $132,436 for non-prorated TI Phantom RSUs. In exchange for these benefits, Mr. Rodick agreed to a release of claims, as well as various restrictive covenants, including non-solicitation of employees and non-solicitation and noninterference with business partners for one-year post-termination and perpetual confidentiality covenants. Please refer to “— Potential Payments Upon Termination or Change-in-Control” for more details.
George Puig
On May 23, 2017, we entered into an offer of employment for Mr. Puig setting forth the terms and conditions of his employment as our Senior Vice President, Global Sales and Customer Management (thereafter changed to Senior Vice President and Chief Commercial Officer), which was amended on August 2, 2017. Mr. Puig’s offer letter provided for (1) a base salary; (2) an annual incentive bonus target of 50% of his base salary, 25% of which was with respect to the PBP and the remainder concerning the SIP; (3) participation in our MIP; and (4) participation in other benefit plans of the Company. Mr. Puig’s employment terminated as Senior Vice President and Chief Commercial Officer effective May 21, 2020.
On May 14, 2020, Mr. Puig entered into a separation agreement documenting his receipt of severance in accordance with his offer letter, effective June 11, 2020. On October 16, 2020, we amended the terms of his separation in a restated agreement. Pursuant to his separation agreement, as amended, Mr. Puig received a lump-sum cash payment equal to (1) $303,333, calculated based on the gross amount of 12 months of base salary and an additional one month of base salary for every completed year of service; (2) $19,355 for benefits; (3) $324,146 for prorated TELUS Phantom RSUs and $878,893 for prorated TI Phantom RSUs that vested on the termination date; (4) $915,670 for all outstanding TI Phantom Options as of the termination date; and (5) $20,670 for commission payments. In exchange for these benefits, Mr. Puig agreed to a release of claims, as well as various restrictive covenants, including non-competition, non-solicitation of employees and non-solicitation and noninterference with business partners for one-year post-termination and perpetual confidentiality covenants. Please refer to “— Potential Payments Upon Termination or Change-in-Control” for more details.
Severance on termination of employment
Employment of an NEO may be terminated by any of the following means: resignation by the executive, termination by the Company for just cause, termination by the Company without just cause, the retirement of the executive or disability or death of the executive. Severance entitlements are set out in individual NEO employment agreements and the MIP. See “— Summary of NEO Employment and Separation Agreements,” “— Potential Payments Upon Termination or Change-in-Control” and “— Omnibus Long-Term Incentive Plan (MIP)” for more information regarding NEO severance entitlements.
Change of control
The MIP contains change of control provisions (as defined in the MIP and below in “— Omnibus Long-Term Incentive Plan (MIP) — Change of Control”). Upon a change of control of the Company, the Board may take one or more of the following actions: (1) arrange for the TI Phantom Options to be assumed by, or similar options to be substituted by, the bidder or a continuing entity, subject to satisfying certain stated criteria; (2) accelerate the vesting of the TI Phantom Options; (3) make a determination as to the market price for the purpose of further actions with respect to the TI Phantom Options; (4) arrange for cash or other compensation in exchange for a surrender of any TI Phantom Options; or (5) make any other determinations as appropriate. If the Board does not accelerate unvested awards upon a change of control of the Company, then for any participant whose employment is terminated without just cause within 12 months of the change of control, all unvested TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs will vest on the termination date and be exercisable for 90 days following termination, and the TI Phantom RSUs and TELUS Phantom RSUs will be settled in accordance with the MIP. For more information on the change of control provisions see “— Potential Payments Upon Termination or Change-in-Control” and “— Omnibus Long-Term Incentive Plan (MIP) — Change of Control”.
Confidentiality, non-compete and non-solicit
Each NEO is subject to a prohibition on the improper disclosure and use of confidential information and a one-year non-solicitation restriction following termination. Certain NEOs are also subject to a one-year non-compete restriction following termination.
The payments and benefits described in the table in “— Potential Payments Upon Termination or Change-in-Control” are subject to each NEO’s compliance with the post-employment obligations in each of their executive employment agreements, including compliance with the confidentiality provisions, which are not limited in time. A breach of these contractual provisions will result in the immediate termination of any and all entitlement of the NEO to continue to be compensated, except and only to the extent that compensation is owed under applicable law.

Potential payments upon termination or change-in-control
In accordance with the compensation treatment under the various termination events outlined under “— Severance on Termination of Employment” and “— Change of Control” the following table sets out the potential incremental amounts that may be payable to each NEO, assuming a termination date of December 31, 2020 (based on a closing TELUS share price of CAD $25.21 converted to USD using an exchange rate on December 31, 2020, of $0.79 and an assumed Company share price of $22.36). The actual amounts paid to Mr. Rodick and Mr. Puig upon separation from service are listed in the following table. The actual amounts that would be paid to any other NEO can only be determined at the time of an actual termination of employment and would vary from those set forth in the following table.
	Annual Cash		Long-Term Incentives
	Base Salary ($)	Bonus ($)	Options ($)	RSUs ($)	Benefits ($)	Continued Pension Accrual ($)	Total ($)
Jeff Puritt
Resignation(1)	175,000(2)	—	—	—	—	—	175,000
Termination without just cause	1,050,000(3)	—	5,134,258(4)	6,663,755(4)	38,135(5)	681,612(6)	13,567,760
Retirement(7)	—	—	5,134,258	6,663,755	—	—	11,798,013
Disability(7)	1,050,000(8)	—	5,134,258	6,663,755	38,135(5)	3,355,130(9)	16,241,278
Death(10)	—	—	5,134,258	6,663,755	—	—	11,798,013
Termination with just cause	—	—	—	—	—	—	—
Change of control(11)	—	—	5,134,258	6,663,755	—	—	11,798,013
Vanessa Kanu
Resignation	—	—	—	—	—	—	—
Termination without just cause	395,000(12)	—	—	—	1,743(5)	—	396,743
Retirement	—	—	—	—	—	—	—
Disability	—	—	—	—	—	—	—
Death	—	—	—	—	—	—	—
Termination with just cause	—	—	—	—	—	—	—
Change of control(11)	—	—	—	—	—	—	—
Chuck Koskovich
Resignation(1)	—	—	—	—	—	—	—
Termination without just cause	316,667(13)	134,987(14)	2,800,128(15)	1,377,426(16)	14,680(17)	—	4,643,888
Retirement(7)	—	—	—	—	—	—	—
Disability(7)	—	—	2,053,722	2,293,697	—	—	4,347,419
Death(10)	—	—	2,053,722	2,293,697	—	—	4,347,419
Termination with just cause	—	—	—	—	—	—	—
Change of control(11)	—	—	2,053,722	2,293,697	—	—	4,347,419
Marilyn Tyfting
Resignation(1)	—	—	—	—	—	—	—
Termination without just cause	412,868(3)	204,420(18)	4,143,853(15)	1,376,741(16)	2,615(5)	197,263(19)	6,337,760
Retirement(7)	—	—	—	—	—	—	—
Disability(7)	—	—	2,053,722	2,292,004	—	1,332,651(20)	5,678,377
Death(10)	—	—	2,053,722	2,292,004	—	—	4,345,726
Termination with just cause	—	—	—	—	—	—	—
Change of control(11)	—	—	2,053,722	2,292,004	—	—	4,345,726
Michael Ringman
Resignation(1)	—	—	—	—	—	—	—
Termination without just cause	350,000	145,056(14)	2,762,460(15)	918,502(16)	20,553(17)	—	4,196,571
Retirement(7)	—	—	—	—	—	—	—
Disability(7)	—	—	1,369,099	1,529,649	—	—	2,898,748
Death(10)	—	—	1,369,099	1,529,649	—	—	2,898,748
Termination with just cause	—	—	—	—	—	—	—
Change of control(11)	—	—	1,369,099	1,529,649	—	—	2,898,748
Rick Rodick
Separation Pay	756,177	—	2,154,343	867,345	—	—	3,777,865
George Puig
Separation Pay	303,333	20,670	915,670	1,203,040	19,356	—	2,462,069

(1)
Upon a voluntary resignation by an NEO, any unvested and vested award or any portion thereof will expire on the termination date.

(2)
Payment of a maximum of three months’ base salary will be provided if Mr. Puritt resigns but the Company elects to terminate his employment before the expiration of the notice.

(3)
Payment of a maximum of 18 months’ base salary at the time of termination.

(4)
Pursuant to Mr. Puritt’s employment agreement, if Mr. Puritt is terminated after June 1, 2020, his age plus years of service will equal to 80, and all his equity in the MIP will continue to vest and be paid out according to the original schedule. Any performance criteria will be measured against the actual results as determined in accordance with the MIP and the applicable award agreement.

(5)
Mr. Puritt and Ms. Tyfting are entitled to a maximum of 18 months of continued health benefits, and Ms. Kanu is entitled to a maximum of 12 months of continued health benefits.

(6)
Pursuant to his employment agreement, if Mr. Puritt’s employment is terminated without just cause on or after June 1, 2020, his age plus years of service will be equal to 80, and his pension will be deemed fully vested, and he is entitled to 18 months of continued vesting service under the DB Plan and SRA. This value is converted from CAD $862,800 to USD using an exchange rate on December 31, 2020, of $0.79.

(7)
Upon termination of employment due to disability of an NEO or an NEO’s retirement, all awards held by the NEO will continue to vest and be settled or exercised as if the NEO remained an active employee of the Company. Upon a termination without just cause, Mr. Puritt would be considered retirement eligible under the MIP as of June 1, 2020.

(8)
Payment of a maximum of 18 months’ base salary at the time of termination. However, if Mr. Puritt receives alternate income during any portion of the 18-month period, the Company’s payment obligations will cease.

(9)
Upon disability, Mr. Puritt is entitled to continue accruing service until his retirement date under the DB Plan and the SRA. For purposes of this table, we have calculated the incremental benefit to Mr. Puritt assuming retirement at age 60. This value is converted from CAD $4,247,000 to USD using an exchange rate on December 31, 2020, of $0.79.

(10)
Upon the death of an NEO, all unvested TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs will immediately vest.

(11)
No incremental amount is payable solely on a change of control and executives cannot resign voluntarily after a change of control and still receive payments. Upon termination of employment without just cause within 12 months following a change of control (as defined in the MIP), all unvested TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs will vest on the termination date, and the TI Phantom RSUs and TELUS Phantom RSUs will be settled in accordance with the MIP. Mr. Puritt’s special TI Option grant award agreement provides that the Board in its sole discretion may accelerate the vesting of such TI Options upon an initial public offering or liquidity event, as defined in the MIP. For purposes of the disclosure in this table, we have assumed that Mr. Puritt’s special TI Option award vested in full on December 31, 2020.

(12)
Payment of a maximum of 12 months’ base salary at the time of termination. This value is converted from CAD $500,000 to USD using an exchange rate on December 31, 2020, of $0.79.

(13)
Payment equal to six months’ base salary for Mr. Koskovich plus one month of base salary for each completed year of service, up to a maximum total of 18 months.

(14)
Payment equal to six months’ severance bonus (the monthly bonus in an amount that is the average performance bonus earned by the NEO in the past four years, or less as applicable) plus one month of such severance bonus for each completed year of service, up to a maximum of 18 months.

(15)
Upon termination of employment without just cause, unvested TI Phantom Options will be forfeited, and any vested TI Phantom Options will remain exercisable for 90 days following the termination.

(16)
Upon termination of employment without just cause, all unvested TI Phantom RSUs and TELUS Phantom RSUs will vest pro-rata. Such pro-rata number is determined by multiplying the total number of TI Phantom RSUs and TELUS Phantom RSUs by a fraction where the numerator is the total number of days between the applicable grant date of the award and the termination date and the denominator is the number of total days in the original performance period.

(17)
Payment equal to six months of Company contributions to health benefits (excluding short-term and long-term disability), plus one month for each completed year of service, up to a maximum total of 18 months.

(18)
Payment equal to 18 months’ severance bonus (the monthly bonus in an amount that is the average performance bonus earned by Ms. Tyfting in the past two years).

(19)
Ms. Tyfting is entitled to 18 months of continued vesting service under the DB Plan and the SERP 2020. This value is converted from CAD $249,700 to USD using an exchange rate on December 31, 2020, of $0.79.

(20)
Upon disability, Ms. Tyfting is entitled to continue accruing service until her retirement date under the DB Plan and the SERP 2020. For purposes of this table, we have calculated the incremental benefit to Ms. Tyfting assuming retirement at age 60. This value is converted from CAD $1,686,900 to USD using an exchange rate on December 31, 2020, of $0.79.

TELUS INTERNATIONAL EQUITY COMPENSATION PLANS
The Company has a number of equity compensation plans, as well as other compensation plans that are also tied to the performance of equity but do not fall within the TSX’s definition of security-based compensation arrangements. For simplicity, this section groups all such plans together and provides a number of tables that highlight the key features and impact of these plans. More detailed descriptions of each plan follow the tables.
TELUS International equity-based compensation plans at a glance
	Type of plan		New equity grants being issued	Company securities issuable from treasury
Name	Equity-based compensation	Other
Omnibus Long-Term Incentive Plan	X		No	Yes
2021 Omnibus Long-Term Incentive Plan	X		Yes	Yes
2021 Employee Share Purchase Plan	X		Yes	Yes
The following table provides information as at December 31, 2020 on the securities of the Company authorized for issuance under the Omnibus Long-Term Incentive Plan, which was the Company’s only equity compensation plans (a security-based compensation arrangements under the TSX rules). In connection with the initial public offering of the Company, subsequent to December 31, 2020, the Company adopted the 2021 LTIP and 2021 ESPP, which are also considered security-based compensation arrangements under the TSX rules.
Plan category(1)	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#) A	Weighted-average exercise price of outstanding options, warrants and rights ($) B	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A) (#) C
Equity compensation plans approved by security holders	668,618	$31.49	1,397,448(2)
Equity compensation plans not approved by security holders	—	—	—
Total	668,618	—	1,397,448(2)

(1)
In connection with the initial public offering, our outstanding Class C common shares and Class D common shares were exchanged for Class E common shares and then redesignated as subordinate voting shares. Subsequent to such redesignations, we effected a 4.5-for-1 split of each of our outstanding multiple voting shares and subordinate voting shares.

(2)
Represents the approximate number of shares under the MIP Pool that were authorized for issuance as of December 31, 2020, calculated based on the portion of the MIP Pool that had not been granted as of December 31, 2020 and adjusted to reflect the 4.5-for-1 share split. On February 2, 2021, our Human Resources Committee approved the 2020 LTI, pursuant to which 526,644 TI RSUs and 579,947 TI Options were granted. See “— At-Risk Pay: Long-Term Incentives” for a summary of the treatment of the final grant of LTI awards under the MIP in light of our initial public offering.

The following table provides information as at December 31, 2020 on the number of securities of the Company granted under the Omnibus Long-Term Incentive Plan, the 2021 Omnibus Long-Term Incentive Plan and the 2021 Employee Share Purchase Plan, which are currently the Company’s only equity compensation plans (security-based compensation arrangements under the TSX rules), expressed as a percentage of the weighted average number of outstanding shares for the applicable fiscal year.
Year	Number of awards granted under the Omnibus Long-Term Incentive Plan	Number of awards granted under the 2021 Omnibus Long-Term Incentive Plan	Number of awards granted under the 2021 Employee Share Purchase Plan	Weighted Average Number of Shares	Omnibus Long- Term Incentive Plan Burn Rate(1)	2021 Omnibus Long- Term Incentive Plan Burn Rate(1)	2021 Employee Share Purchase Plan Burn Rate(1)
Equity compensation plans approved by security holders	Nil	Nil	Nil	—	0%	N/A	N/A
Equity compensation plans not approved by security holders	—	—	—	—	—	—	—
Total	Nil	Nil	Nil

(1)
Burn rate is calculated by dividing the number of securities granted during the applicable fiscal year by the weighted average number of shares outstanding for the applicable fiscal year.

Omnibus Long-Term Incentive Plan (MIP)
The purpose of the MIP is to promote the retention of key management employees, to align their interests with those of the shareholders and to provide incentive compensation based on the value of Company and TELUS shares. Eligible employees (any employee, director or officer) are determined by the chair of the Human Resources Committee. The MIP authorizes the issuance of TI Options, TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs. The exercise price for TI Options and TI Phantom Options is determined by the chair of the Human Resources Committee on the date that such options are granted and will be the fair market value of the underlying shares as of the date of grant. The TI Phantom Options will be settled 50% in cash and 50% in shares. Unless otherwise determined by the Human Resources Committee, TI Options and TI Phantom Options will expire upon the earliest of:
•
resignation of employment by a participant (other than retirement or by reason of disability), for both vested and unvested;

•
90 days after the termination of employment without just cause for vested awards;

•
termination of employment without just cause for unvested awards;

•
termination of employment of the participant for just cause, for both vested and unvested; or

•
the tenth anniversary of the date of grant.

The total number of shares issuable pursuant to the exercise of TI Options or TI Phantom Options cannot exceed 5.5% of all issued and outstanding shares at the grant date of the TI Option or TI Phantom Option. No further grants will be made under the MIP and long-term equity incentive compensation awards will instead be granted under the 2021 LTIP.
For preliminary information about the equity compensation programs implemented in connection with our initial public offering, please see “— 2021 Omnibus Long-Term Incentive Plan” and “— 2021 Employee Share Purchase Plan”.
Change of control
Unless the Board determines otherwise, a change of control is defined as (1) any transaction or any transaction or series of transactions whereby any person or group of persons, as defined in the MIP, acting jointly or in concert, becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares; (2) any transaction or series of transactions whereby any person or group of persons, as defined in the plan, acting jointly or in concert, acquires all or substantially all of the assets of the Company and its subsidiaries; (3) the approval by the shareholders of the Company of a complete liquidation or dissolution of Company, other than pursuant to an internal reorganization; and (4) any transaction or series of transactions involving the Company, its subsidiaries or its shareholders, which the Company, in its sole discretion, deems to be a change of control.
However, subject to any other Board determination, a change of control specifically excludes any transactions where the record holders of the voting securities of the Company immediately before the transactions continue to have substantially the same beneficial ownership in an entity that owns, directly or indirectly, all or substantially all of the assets of the Company and its subsidiaries immediately after the transactions.
If the Board does not accelerate unvested TI Phantom Options upon a change of control, then for any participant whose employment is terminated without just cause within 12 months of the change of control prior to the fifth anniversary of the shareholders’ agreement between us, TELUS and TI, the unvested TI Options and TI Phantom Options will immediately vest and be exercisable for 90 days following termination, and TI Phantom RSUs and TELUS Phantom RSUs will immediately vest. Alternatively, upon a change of control, the Board may take one or more of the following actions: (1) arrange for the TI Phantom Options to be assumed by, or similar options to be substituted by, the bidder or a continuing entity, subject to satisfying certain stated criteria; (2) accelerate the vesting of the TI Phantom Options; (3) make a determination as to the market price for the purpose of further actions with respect to the TI Phantom Options; (4) arrange for cash or other compensation in exchange for a surrender of any TI Phantom Options; or (5) make any other determinations as appropriate.
Amendment procedure
In connection with our initial public offering, the Board approved amendments to the MIP to provide the Board with the power to amend or discontinue the MIP at any time without shareholder approval, provided that such amendment is not prejudicial to any award previously granted under the MIP. However, shareholder approval shall be obtained for any amendment that (1) increases the number of shares reserved for issuance, except in connection with a corporate transaction, (2) involves a reduction in the exercise price of an option or the phantom option price of a phantom option, except in connection with a corporate transaction, (3) extends the term of an Award beyond its original expiry date, (4) permits transfers to persons except for estate settlement or (5) deletes or reduces the range of amendments requiring shareholder approval.
2021 Omnibus Long-Term Incentive Plan
The 2021 LTIP was adopted by our Board on January 18, 2021, and was approved by our shareholders, and became effective the day that the registration statement in connection with our initial public offering was declared effective by the U.S. Securities and Exchange Commission. The 2021 LTIP is intended to promote the long-term financial success of the Company and to align shareholder and employee interests by means of providing employees with performance-related incentives, encouraging and providing the means for employees and directors to obtain an ownership interest in the Company, and attracting and retaining qualified talent. The following summary is qualified in its entirety by the full text of the 2021 LTIP.
All employees, directors and selected third-party service providers of the Company and its subsidiaries and affiliates are eligible to participate in the 2021 LTIP. The 2021 LTIP authorizes the following awards (Awards): restricted shares, restricted share units, performance shares, performance share units, deferred share units, share options, share appreciation rights, cash-based awards and other forms of equity-based or equity-related Awards, as determined by the Human Resources Committee consistent with the purposes of the 2021 LTIP. Unless sooner terminated, the 2021 LTIP will terminate ten years from the effective date.
Administration of the 2021 LTIP
The Human Resources Committee administers the LTIP and has the discretion to select the individuals who receive Awards and determine the form and terms of the Awards, including any vesting, exercisability, payment or other restrictions. Subject to certain limitations, the Human Resources Committee may delegate some or all of its authority to one or more 2021 LTIP administrators, including members of the Human Resources Committee, officers of the Company or selected advisors. Any decision made or action taken by the Board, Human Resources Committee or any officers or employees to whom authority has been delegated under the 2021 LTIP arising out of or in connection with the administration or interpretation of the 2021 LTIP is final, conclusive and binding. The exercise price for share options and the grant price for share appreciation rights may not be less than the closing trading price of a share on the trading day prior to the grant date. The term of share options and share appreciation rights may not exceed ten years, except for an extension of up to ten business days if the expiry is occurring at the time of a trading blackout period.
Shares available under the 2021 LTIP
The total number of shares that may be delivered under the 2021 LTIP is 18,651,120 of our authorized but unissued shares. The number of shares available under the 2021 LTIP may be equitably adjusted to reflect certain transactions, including, but not limited to, merger, consolidation, reorganization, recapitalization, separation, reclassification, share dividend, share split, reverse share split, split up or spin-off.
Limits on awards
The 2021 LTIP limits the grants of Awards to a single participant in any calendar year as follows:
the maximum aggregate number of shares that may be granted in the form of share options or share appreciation rights is 4,500,000 shares;

•
the maximum aggregate number of shares that may be granted in the form of restricted shares, restricted share units, performance share units and deferred share units is 4,500,000 shares;

•
the maximum aggregate payout at the end of an applicable performance period or vesting period with respect to Awards of performance shares, performance share units (settled in shares), deferred share units, restricted shares or restricted share units (settled in shares) is 4,500,000 shares, determined as of the date of grant; and

•
the maximum aggregate amount that may be paid under an Award of performance share units (settled in cash), cash-based Awards or any other Award that is payable in cash is $10,000,000, determined as of the date of grant.

The 2021 LTIP limits the grants of Awards to a single director in any calendar year as follows:
•
the aggregate maximum grant date fair market value of shares that may be granted under the plan in any calendar year to any director, when added to any cash compensation paid to such director in respect of such year, will not exceed $1,000,000.

The 2021 LTIP also limits the number of shares issuable to insiders (as defined in the TSX Company Manual) or issued within any one-year period under the 2021 LTIP and any other security-based compensation arrangement to up to ten percent of the issued and outstanding shares.
Share usage
The number of shares remaining available for issuance will be reduced by the number of shares subject to outstanding Awards and, for Awards that are not denominated by shares, by the number of newly-issued shares actually delivered upon settlement or payment of the Award. For purposes of determining the number of shares that remain available for issuance under the 2021 LTIP, the number of shares related to an Award to be settled in newly-issued shares granted under the 2021 LTIP that terminates by expiration, forfeiture, cancellation or otherwise without the issuance of the shares, are settled through the delivery of market- purchased shares or the delivery of consideration other than shares (including cash), will be available again for grant under the 2021 LTIP. However, where Awards providing for settlement solely in newly-issued shares have been surrendered for cancellation, for consideration or the satisfaction of the payment of the purchase price or tax withholding obligations related to the Award, the shares underlying such Award will not be available again for grant under the 2021 LTIP.
Minimum vesting
Except for deferred share units granted to directors, all Awards are subject to a minimum time-based vesting restriction or performance period, as applicable, of not less than one year. The minimum vesting requirements do not apply to (1) acceleration in the event of a termination of employment or termination of directorship on or following a change in control, or due to retirement, death or disability; (2) a substitute Award subject to time-based vesting restrictions no less than the restrictions of the Awards being replaced; and (3) Awards involving an aggregate number of shares not in excess of 5% of the total shares authorized for issuance under the 2021 LTIP.
Amendment of the 2021 LTIP
Our Board has the right to amend the 2021 LTIP and any Award made under the 2021 LTIP at any time for any reason or no reason, subject to applicable laws and the requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval); provided that no amendment may adversely affect in any material way any Award previously granted under the 2021 LTIP without the written consent of the participant, subject to certain conditions described in the 2021 LTIP. However, shareholder approval will be obtained for any amendment that (1) increases the number of shares reserved for issuance, except in connection with a corporate transaction, (2) increases or removes the limits on shares issuable or issued to insiders, (3) involves a reduction in the exercise price of an option or grant price of a share appreciation right, except in connection with a corporate transaction, (4) extends the term of an award beyond its original expiry date, except for an extension of up to ten business days if the expiry is occurring at the time of a trading blackout period, (5) permits transfers to persons other than permitted transferees or for estate settlement purposes or (6) deletes or reduces the range of amendments requiring shareholder approval.
Unless provided otherwise in an agreement or by the Human Resources Committee prior to the date of the change in control, the 2021 LTIP provides that in the event of a change in control:
•
outstanding Awards may be assumed by, or similar Awards be substituted by, the successor in a transaction;

•
if the participant’s employment with a successor terminates in connection with or within one year following the change in control for any reason other than an involuntary termination by a successor for “cause” (as such term is defined in the applicable award agreement), all of the participant’s Awards will become vested in full or deemed earned in full (assuming the target performance goals provided under the Award were met, if applicable) effective on the date of the participant’s termination of employment. The minimum vesting period will not apply to a substitute Award subject to time-based vesting restrictions no less than the restrictions of the Awards being replaced; and

•
if the successor does not assume the Awards or issue replacement awards, the Human Resources Committee will cancel all Awards then held by participants in exchange for cash payment or other compensation as described in the 2021 LTIP.

Treatment of awards upon a participant’s termination of employment
The Human Resources Committee may determine, at or after the time of grant, the terms and conditions that apply to any Award upon a participant’s termination of employment with the Company and its affiliates. Subject to applicable laws, rules and regulations, as well as the minimum vesting period of one year, in connection with a participant’s termination, the Human Resources Committee has the discretion to accelerate the vesting, exercisability or settlement of, to eliminate the restrictions and conditions applicable to, or to extend the post-termination exercise period of an outstanding Award.
Clawback
All Awards are subject to clawback or recoupment pursuant to applicable laws, rules, regulations or Company policy as in effect from time to time.
2021 Employee Share Purchase Plan (2021 ESPP)
We adopted an employee share purchase plan, or the 2021 ESPP, pursuant to which eligible employees will be able to elect to acquire subordinate voting shares through payroll deductions. The following summary is qualified in its entirety by the full text of the 2021 ESPP.
The 2021 ESPP allows our employees and the employees of our participating subsidiaries and affiliates the opportunity to buy shares of our subordinate voting shares at an up to 15% discount from the prevailing fair market value. Each individual who is an eligible employee on the start date of an offering period may enter that offering period on such start date. An eligible employee will be able to participate in only one offering period at a time.
The 2021 ESPP is designed with two components so that the Company may grant purchase rights to U.S. and non-U.S. employees. Specifically, the 2021 ESPP authorizes the grant of options that are intended to qualify for favourable U.S. federal tax treatment under Section 423 of the Internal Revenue Code (the Section 423 Component). To facilitate participation for employees located outside the U.S. in light of non-U.S. law and other considerations, the 2021 ESPP also provides for the grant of options that are not intended to be tax-qualified under Section 423 of the Internal Revenue Code (the Non-Section 423 Component).
Shares authorized for issuance
The total number of shares that may be purchased under the 2021 ESPP is 5,328,891 of our shares. The shares to be issued under the 2021 ESPP may be authorized but unissued shares or may be reacquired shares, including shares purchased on the open market.
Administration
The 2021 ESPP is administered by the Human Resources Committee or such other committee appointed by the Board to administer the 2021 ESPP. The plan administrator may delegate its administrative responsibilities and powers under the 2021 ESPP to any employees or a group of employees. The plan administrator may designate separate offerings under the 2021 ESPP, the terms of which need not be identical, in which eligible employees of one or more participating subsidiaries and affiliates will participate, even if the dates of the applicable offering periods in each such offering are identical; provided that the terms of participation are the same within each separate offering as determined under Section 423 of the Code. The plan administrator may also adopt sub-plans, appendices, rules and procedures relating to the operation and administration of the 2021 ESPP to facilitate participation in the 2021 ESPP by employees who are foreign nationals or employed outside the U.S. To the extent any sub-plan is inconsistent with the requirements of Section 423 of the Code, it will be considered part of the Non-Section 423 Component.
Purchase price and contributions
Under the 2021 ESPP, participating employees are granted rights to purchase subordinate voting shares at a price equal to at least 85% of the share’s fair market value on the purchase date (unless and until such percentage is changed by the plan administrator prior to the commencement of the enrollment process for the applicable purchase interval).
An eligible employee will be able to elect to participate in an offering period under the 2021 ESPP by authorizing after-tax payroll deductions from gross wages on or before the start date of such offering period or such other payments as may be permitted. Offering periods will commence at semi-annual intervals and have a maximum duration of six months and a minimum duration of up to three months unless otherwise determined by the plan administrator prior to the start of such offer period (but in no event may an offering period exceed 24 months). Employees may generally authorize contributions in multiples of 1%, up to a maximum of 15%, of gross wages to purchase shares under the 2021 ESPP.
Purchase of shares
On the start date of each offering period in which a participant is enrolled, the participant will be granted a separate purchase right for such an offering period. No participant may purchase more than $25,000 of subordinate voting shares (using the fair market value of the shares on the date the purchase rights are granted) under the 2021 ESPP (and any other employee share purchase plan of the Company or an affiliate) per calendar year.
Termination of employment
Generally, if a participant’s employment terminates for any reason (including death, disability or change in status), his or her right to purchase shares during the current offering period will terminate with effect after the final payroll following termination is processed. However, if a participant ceases to remain in active service by reason of an approved leave of absence, then the participant will have the right, exercisable up until 90 days before the next purchase date, to withdraw all the contributions collected to date on his or her behalf for that purchase interval. Contributions will continue with respect to any gross wages received by a participant while he or she is on an approved leave of absence unless the participant elects to withdraw from the offering period.
If a participant transfers employment from the Company or any participating subsidiary for the Section 423 Component to a participating subsidiary for the Non-Section 423 Component, he or she will immediately cease to participate in the Section 423 Component. However, any contributions made for the offering period in which such transfer occurs will be transferred to the Non-Section 423 Component, and such participant will immediately join the then-current offering under the Non-Section 423 Component upon the same terms and conditions in effect for his or her participation in the 2021 ESPP. The plan administrator may establish different rules to govern transfers of employment between subsidiaries participating in the Section 423 Component and the Non-Section 423 Component, consistent with the applicable requirements of Section 423 of the Code.
Change in control
If a change in control of the Company occurs, each outstanding purchase right will automatically be exercised immediately prior to the effective date of such change in control. The purchase price applicable for the purchase interval in which the change in control occurs will be equal to 85% of the fair market value per share of our subordinate voting shares immediately prior to the effective date of such change in control. However, participants will, following the receipt of notice from us of a change in control, have the right to terminate their outstanding purchase rights prior to the effective date of such change in control. Furthermore, the plan administrator may terminate any outstanding purchase rights prior to the effective date of a change in control, in which case all payroll deductions for the purchase interval in which such contributions are terminated will be promptly refunded.
Amendment and termination of the 2021 ESPP
The Board has the right to terminate, suspend or amend the 2021 ESPP at any time, generally to become effective immediately following the close of any purchase interval, subject to applicable laws and the requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). However, shareholder approval will be obtained for any amendment that (1) increases the number of shares reserved for issuance, except in connection with a corporate transaction, (2) reduces the purchase price payable for the shares under the 2021 ESPP, (3) modifies the eligibility requirements for participation or (4) deletes or reduces the range of amendments requiring shareholder approval. Unless sooner terminated by the Board, the 2021 ESPP will terminate upon the earliest of: (1) ten years from the effective date; (2) the date on which all shares available for issuance under the 2021 ESPP have been sold pursuant to purchase rights exercised under the 2021 ESPP; or (3) the date on which all purchase rights are exercised in connection with a change in control of the Company.

APPENDIX A: TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS
1.
INTRODUCTION

The Board is responsible for the stewardship of the Company and overseeing the management of the Company’s business and affairs. The Board may discharge its responsibilities by delegating certain duties to committees of the Board and to management, subject to applicable laws and the terms of the Shareholders’ Agreement. The specific duties delegated to each committee of the Board are outlined in the terms of reference for those committees.
2.
BOARD OF DIRECTORS

2.1
No Delegation

The Board may not delegate the following matters to any committee:
(a)
the removal of a director from or the filling of a vacancy on the Board or any Board committee;

(b)
the issuance of securities except on the terms authorized by the directors;

(c)
the declaration of dividends;

(d)
the purchase, redemption or any other form of acquisition of shares issued by the Company except on terms authorized by the directors;

(e)
the establishment of any Board committee and its terms of reference and the modification of the terms of reference of any existing committee;

(f)
the adoption, amendment or repeal of the charter documents of the Company; and

(g)
any other matter which is required under the Shareholders’ Agreement or applicable corporate or securities laws to be decided by the Board as a whole.

2.2
Composition

Unless otherwise required by applicable laws, the Company’s articles or the Shareholders’ Agreement:
(a)
the Board will not exceed 11 directors;

(b)
subject to election by the shareholders and the requirements of the applicable laws, the rules of the stock exchanges on which the shares of the Company are listed, and the rules and regulations of the U.S. Securities and Exchange Commission, the CEO will be a member of the Board;

(c)
the Chair of the Board will be selected by the Board from among the members of the Board;

(d)
directors constituting a majority of the Board should be ordinarily resident in the country where the Company is resident for tax purposes; and

(e)
while (d) describes the preferred approach, in circumstances where (d) is not implemented, a majority of the Board will not be ordinarily resident in a country that is not the country where the Company is resident for tax purposes.

2.3
Meetings

(a)
Meetings of the Board will be conducted in accordance with applicable laws and the Company’s articles.

(b)
The Board will meet at least once each quarter.

(c)
The Chair, with the assistance of the CEO and the Company’s CLO, will be responsible for the agenda for each Board meeting.

(d)
The Board will invite management to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board.

(e)
The Board should have an in-camera session without management as a regular feature of each Board meeting.

(f)
To the extent possible, Board materials will be made available in advance of each meeting in electronic format.

2.4
Election or Appointment of Directors

Subject to the terms of the Shareholders’ Agreement and the articles, the Board, following a recommendation by the Governance and Nominating Committee, will:
(a)
review and approve the slate of nominees proposed for election at the annual or special meetings of the Company;

(b)
approve candidates to fill any casual vacancy occurring on the Board; and

(c)
fix the number of directors as permitted by the Company’s articles.

2.5
Committees of the Board

The Board will have the following committees and, after considering the recommendation of the Governance and Nominating Committee, approve and/or modify their terms of reference:
(a)
Audit Committee — Appendix F;

(b)
Governance and Nominating Committee — Appendix G; and

(c)
Human Resources Committee — Appendix H.

The Board may establish other standing or ad hoc committees. Each committee will report to the Board on its meetings and each member of the Board will have access to minutes of committee meetings, regardless of whether the director is a member of such committee. See Appendix E — Terms of Reference for Committees of the Board of Directors.
3.
SELECTION OF MANAGEMENT

(a)
Subject to the terms of the Shareholders’ Agreement, the Board will appoint or replace the CEO.

(b)
Upon the advice of the CEO and the recommendation of the Human Resources Committee, the Board will approve the appointment of all other members of the Senior Leadership Team.

(c)
The Board is responsible for satisfying itself as to the integrity of the CEO and other Senior Leadership Team members.

(d)
The Board is responsible for overseeing succession planning for the CEO with the advice and recommendation of the Human Resources Committee.

4.
STRATEGIC DETERMINATION

The Board will:
(a)
annually consider and approve the Company’s objectives and goals and its strategic plan to achieve those objectives and goals and approve any material changes thereto;

(b)
monitor and assess developments which may affect the Company’s strategic plan;

(c)
evaluate and, as required, enhance the effectiveness of the strategic planning process; and

(d)
monitor and, as required, enhance the execution of the strategic plan by management and monitor corporate performance against the Company’s objectives and goals.

5.
GLOBAL BUSINESS STRATEGY

As the Company is a member of an integrated global business or transacts with affiliated companies in other countries, the Board will:
(a)
strive to ensure that the Company’s management participates in TELUS’ global strategic planning;

(b)
review and adopt the goals and objectives of the TELUS global strategic plan to the extent that the Board agrees with the plan objectives and determines that they are beneficial to the Company; and

(c)
monitor the Company’s execution of the TELUS global strategic plan objectives that are adopted by the Company.

6.
MATERIAL TRANSACTIONS

Subject to applicable laws and the Shareholders’ Agreement and delegation by the Board to a committee of the Board or management, the Board will review and approve all material transactions and investments.
7.
PUBLIC REPORTING

The Board is responsible for:
(a)
reviewing and approving financial and other reporting to shareholders on a timely and regular basis;

(b)
ensuring that the financial results are reported fairly and in accordance with generally accepted accounting principles and standards and related legal and regulatory disclosure requirements;

(c)
reviewing and approving the policies and procedures in place for the timely disclosure of any other developments that have a significant and material impact on the Company;

(d)
reporting annually to shareholders on its stewardship for the preceding year;

(e)
reporting annually to shareholders on the key strategic objectives of the Company and how the Company’s approach to executive compensation is designed to motivate management to achieve these strategic objectives; and

(f)
providing for measures that promote engagement with, and feedback from, shareholders.

8.
RISK OVERSIGHT AND MANAGEMENT

8.1
Board Responsibilities

The Board is responsible for ensuring the identification of material risks to the Company’s business and ensuring the implementation of appropriate systems and processes to identify, monitor and manage material risks to the Company’s business, including strategic, operational, financial, legislative, compliance and regulatory risks. In discharging this oversight duty, the Board will review and assess annually:
(a)
the Company’s risk management program, including risk appetite and integrated enterprise risk assessment;

(b)
the quality and adequacy of risk-related information provided to the Board by management, to make the Board aware (directly or through its committees) of the Company’s material risks on a timely basis, and to provide the Board sufficient information and understanding to evaluate these risks, how they may affect the Company and how management addresses them; and

(c)
the respective responsibilities of the Board, each Board committee and management for risk oversight and management of specific risks, to coordinate the risk oversight function through these bodies, and to adopt a shared understanding as to accountabilities and roles.

8.2
Additional Board Responsibilities

In addition to the specific risk oversight responsibilities the Board has allocated to its committees, the Board will review, on an annual or more frequent basis, as appropriate, those key risks that have not been allocated to a Board committee.
The Board is also responsible for the integrity of the Company’s internal control, disclosure control and management information systems.
9.
CULTURE, PROCEDURES AND POLICIES

(a)
The Board will work to promote a culture of integrity throughout the Company.

(b)
The Board will adopt, implement and respect standards and policies consistent with those of TELUS, making such modifications as are appropriate to suit the Company’s local requirements. The finance policies adopted should address local financial reporting requirements, but where possible should be consistent with those of TELUS to support and facilitate TELUS’ consolidated financial reporting requirements.

(c)
The Board will monitor and promote compliance with all significant policies and procedures by which the Company is operated.

10.
LEGAL REQUIREMENTS

The Board will monitor compliance with all applicable laws and regulations.

11.
EVALUATION

The Board will evaluate annually the effectiveness of the Chair, the Board as a whole, individual directors and committees as provided in Appendices K and L — Chair, Board and Director Evaluation Process.
References to appendices in Appendix A of this information circular relate to the TELUS International Board Policy Manual, which can be found at www.telusinternational.com/investors/governance.

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